FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of           March                    , 2007
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F           ☑       Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                      No           ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 106TH BUSINESS TERM
2006 Report for the 106th Business Term

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)

Date March 16, 2007	By	/s/ Hiroshi Kawashimo
(Signature)*
Hiroshi Kawashimo General Manager, Finance Division Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Notice of convocation of the ordinary general meeting of shareholders for the 106th business term

2.	Report for the 106th business term

March 2, 2007
TO OUR SHAREHOLDERS

Canon Inc. 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo

Fujio Mitarai Chairman & CEO
NOTICE OF CONVOCATION
OF
THE ORDINARY GENERAL MEETING OF SHAREHOLDERS
FOR THE 106TH BUSINESS TERM
Notice is hereby given that the Ordinary General Meeting of Shareholders for the 106th Business Term of Canon Inc. (the “Company”) will be held as described below and that you are requested to attend the Meeting.
If you do not expect to attend the Meeting, you may exercise your voting rights in writing. After reviewing the following Reference Materials for General Meeting of Shareholders, please indicate your for/against on the enclosed Card for Exercise of Voting Rights, and return it to us by March 28 (Wednesday), 2007.

1. DATE AND TIME:	March 29 (Thursday), 2007 at 10:00 a.m.

2. PLACE:	Head Office of the Company 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo (Please see the map on page 25.)

3. MATTERS CONSTITUTING THE PURPOSE OF THE MEETING
Matters to be Reported:
1.	Reports on the contents of the Business Report and Consolidated Financial Statements for the 106th Business Term (from January 1, 2006 to December 31, 2006), and reports on the Auditing Results of Accounting Auditor and Board of Corporate Auditors regarding the Consolidated Financial Statements.
2.	Reports on the content of the Non-Consolidated Financial Statements for the 106th Business Term (from January 1, 2006 to December 31, 2006).

Matters to be Resolved upon:
Propositions:
Item No.1 - Dividend from Surplus
Item No.2 - Partial Amendment to the Articles of Incorporation
Item No.3 - Election of Twenty-Seven Directors
Item No.4 - Election of One Corporate Auditor
Item No.5 - Grant of Retirement Allowance to Directors to be Retired
Item No.6 - Grant of Bonus to Directors

Upon attending the Meeting, please present the enclosed Card for Exercise of Voting Rights to the receptionist at the place of the Meeting.
•	If you exercise your voting rights by proxy, the proxy must be a shareholder of the Company with a voting right. The number of such proxy must be one (1).

•	Any changes in the matters described in Reference Materials for General Meeting of Shareholders, Business Report, Non-Consolidated Financial Statements and Consolidated Financial Statements will be posted on our website on the Internet (http://www.canon.co.jp/ir/).

REFERENCE MATERIALS FOR GENERAL MEETING OF SHAREHOLDERS
Item No.1: Dividend from Surplus
Regarding our year-end dividend, since the Company was able to achieve record high results for this Business Term, both in terms of consolidated and non-consolidated base results, we propose a dividend as described below in order to respond to your loyal support.
As we have already paid an interim dividend of 50.00 yen per share, the full-year dividend will be 100.00 yen per share. On a basis prior to the stock split implemented in July, 2006, our dividend would be 125.00 yen per share, an increase of 25.00 yen compared to the dividend for the previous Business Term.
(1)	Type of dividend Cash
(2)	Matters concerning allocation of dividend and its total amount 50.00 yen per one common share of the Company Total amount of dividend 66,582,572,000 yen
(3)	Effective date of the dividend from surplus March 30, 2007
Item No.2: Partial Amendment to the Articles of Incorporation
1.	Reasons for Amendment
(1)	In accordance with the enforcement of the “Corporation Law” (Law No. 86, 2005) as of May 1, 2006, the Company will amend the current Articles of Incorporation as follows:
(i)	In order to clarify the items which are deemed to be specified in the Articles of Incorporation in accordance with the enforcement of the Corporation Law (the establishment of Board of Directors, Corporate Auditors, Board of Corporate Auditors and Accounting Auditors, the issuance of share certificates representing issued shares, and the establishment of a manager of the Register of Shareholders), the Company will make such amendments as establishment of new provisions or revisions of provisions (proposed amendments of Article 4, Article 7 and Article 10).
(ii)	For the purpose of improving the efficiency of the management of less-than-one-unit shares, the Company will establish a new provision specifying the exercisable rights regarding less-than-one-unit shares (proposed amendment of Article 9).
(iii)	As for the exercise of voting rights by proxy, in order to clarify the number of proxies who may attend the general meeting of shareholders, the Company will stipulate it to be a single proxy (proposed amendment of Article 17).

(iv)	In order to improve the flexibility of operation of the Board of Directors, the Company will establish a new provision allowing resolutions of meetings of the Board of Directors in writing (proposed amendment of Article 25).
(v)	In addition to the above, the Company will make necessary amendments throughout the Articles of Incorporation, such as additions and deletions of provisions, revisions to wording and adjustments to the numbering of articles.
(2)	With the aim of realizing the establishment of high-quality and effective infrastructure at the Canon Group companies, the Company plans to strengthen its capabilities to design and supervise construction works for the buildings of the Canon Group companies. Therefore, the Company believes it beneficial to set up a registered architect’s office composed of the Company’s qualified staff, and will accordingly make the necessary amendment to its business objects (proposed amendment of Article 2).
2.	Substance of Amendment
          The substance of the amendment is as follows:

Note:	Certain minor or typographical changes made to the original Japanese Articles of Incorporation are not reflected in this English translation. The underlined parts do not always correspond to the amended parts in the original Japanese Articles of Incorporation.
(The amended parts are underlined.)

Current Articles of Incorporation	Proposed Amendment

Chapter I. General Provisions	Chapter I. General Provisions

Trade Name	Trade Name
Article 1. The Company shall be called CANON KABUSHIKI KAISHA, which shall be indicated in English as CANON INC.	Article 1. The Company shall be called CANON KABUSHIKI KAISHA, which shall be indicated in English as CANON INC.

Objects	Objects
Article 2. The objects of the Company shall be to engage in the following business:	Article 2. The objects of the Company shall be to engage in the following business:

(1) Manufacture and sale of optical machineries and instruments of various kinds.	(1) ▶(Same as present text)

(2) Manufacture and sale of acoustic, electrical and electronic machineries and instruments of various kinds.	(2)

Current Articles of Incorporation		Proposed Amendment

(3)	Manufacture and sale of precision machineries and instruments of various kinds.	(3)

(4)	Manufacture and sale of medical machineries and instruments of various kinds.	(4)

(5)	Manufacture and sale of general machineries, instruments and equipments of various kinds.	(5)

(6)	Manufacture and sale of parts, materials, etc. relative to the products mentioned in each of the preceding items.	(6)
			▶	(Same as present text)
(7)	Production and sale of software products.	(7)

(8)	Manufacture and sale of pharmaceutical products.	(8)

(9)	Telecommunications business, and information service business such as information processing service business, information providing service business etc.	(9)

(10)	Contracting for telecommunications works, electrical works and machinery and equipment installation works.	(10)

(11)	Sale, purchase and leasing of real properties and contracting for architectural works.	(11)	Sale, purchase, leasing of real properties, contracting for construction works, design of buildings and supervision of construction works.

(12)	Manpower providing business, property leasing business and travel business.	(12)

(13)	Business relative to investigation, analysis of the environment and purification process of soil, water, etc.	(13)	▶	(Same as present text)

(14)	Any and all business relative to each of the preceding items.	(14)

Location of Head Office		Location of Head Office
Article 3. The Company shall have its head office in Ohta-ku, Tokyo.		Article 3. The Company shall have its head office in Ohta-ku, Tokyo.

		Corporate Organizations
(New)		Article 4. The Company shall have the

Current Articles of Incorporation		Proposed Amendment

following corporate organizations as well as a general meeting of shareholders and Directors:
			(1)	Board of Directors;
			(2)	Corporate Auditors;
			(3)	Board of Corporate Auditors; and
			(4)	Accounting Auditors.

Method of Giving Public Notice		Method of Giving Public Notice
Article 4. The public notice of the Company shall be given in the Nihon Keizai Shimbun published in Tokyo.		Article 5. Public notices of the Company shall be given in the Nihon Keizai Shimbun.

Chapter II. Shares		Chapter II. Shares

Total Number of Shares		Number of Shares Issuable
Article 5. The total number of shares to be issued by the Company shall be 3,000,000,000 shares.		Article 6. The number of shares issuable by the Company shall be 3,000,000,000 shares.

Issuance of Share Certificates
(New)		Article 7. The Company shall issue share certificates representing issued shares.

Number of Shares to Constitute One Unit		Number of Shares Constituting One Unit
Article 6. One hundred (100) shares of the Company shall constitute one unit of shares.		Article 8. Number of shares constituting one unit of the Company shall be one hundred (100) shares.

2.	The Company will not issue stock certificates as to shares of less-than- one-unit (hereinafter “Less-than-one-unit Shares”), unless the Company deems it necessary for the shareholder.	2.	Notwithstanding the preceding article, the Company will not issue share certificates for shares of less-than-one-unit (hereinafter “Less-than-one-unit Shares”), unless the Company deems it necessary for the shareholder.

3.	Shareholders (including beneficial owners; hereinafter the same shall apply) who own Less-than-one-unit Shares of the Company may request that the Company sell a number of shares which, when added to the Less-than-one-unit Shares, would equal one unit of shares; provided, however, that the Company is not obliged to do so if	3.	Shareholders (including beneficial owners; hereinafter the same shall apply) who own Less-than-one-unit Shares of the Company may request that the Company sell a number of shares which, when added to the Less- than-one-unit Shares, would equal the number of shares constituting one unit; provided, however, that the Company is

Current Articles of Incorporation		Proposed Amendment

the Company does not own its own shares in the number which it is requested to sell.			not obliged to do so if the Company does not own its own shares in the number which it is requested to sell.

Rights Regarding Less-than-one-unit Shares
(New)		Article 9. Shareholders of the Company are not entitled to exercise any rights regarding their Less-than-one-unit Shares other than the rights described below:
(1) The rights provided in each item of paragraph 2, Article 189 of the Corporation Law; and
(2) The rights to request the sale of Less-than-one-unit Shares as provided in paragraph 3 of the preceding article.

Transfer Agent		Manager of the Register of Shareholders
Article 7. The Company shall have a transfer agent with respect to its shares.		Article 10. The Company shall have a manager of the register of shareholders.

2.	The transfer agent and its place of handling business shall be selected by resolution of the Board of Directors and a public notice shall be given of such matters.	2.	The manager of the register of shareholders and its place of handling business shall be designated by resolution of the Board of Directors and a public notice shall be given of such matters.

3.	The register of shareholders of the Company (including the beneficial owners list; hereinafter the same shall apply) and the register of loss of share certificates shall be kept at the transfer agent’s place of handling business and the business relating to shares, such as transfer of shares on the register of shareholders, registration of pledges, indication of trust property or cancellation of such registration or indication, delivery of share certificates, acceptance of notification, registration of loss of share certificates, purchase and sale of less-than-one-unit shares, etc. shall be caused to be handled by	3.	The preparation and keeping of the register of shareholders (including the beneficial owners list; hereinafter the same shall apply), the register of stock acquisition rights and the register of loss of share certificates of the Company, and other operations relating to the register of shareholders, the register of stock acquisition rights and the register of loss of share certificates shall be delegated to the manager of the register of shareholders and shall not be handled by the Company.

Current Articles of Incorporation	Proposed Amendment

the transfer agent and shall not be handled by the Company.

Regulations for Handling of Shares	Regulations for Handling of Shares

Article 8. The denomination of share certificates of the Company, transfer of shares on the register of shareholders, registration of pledges, indication of trust property or cancellation of such registration or indication, delivery of share certificates, acceptance of notifications, registration of loss of stock certificates, purchase and sale of less-than-one-unit shares and other procedures and fees relating to shares shall be governed by the regulations for handling of shares to be established by the Board of Directors.
Article 11. Handling business and handling fees relating to shares of the Company shall be governed by the regulations for the handling of shares to be established by the Board of Directors.

Record Date

Article 9. The Company shall regard the shareholders (including the beneficial owners; hereinafter the same shall apply) entitled to vote and written or recorded in the register of shareholders as of the last day of each business year as the shareholders who are entitled to exercise the right as shareholders at the ordinary general meeting of shareholders for such business year.
(Deleted)

2. In addition to the preceding paragraph, the Company may, whenever the needs arise, regard the shareholders or registered pledgees written or recorded in the register of shareholders as of a certain date as shareholders or pledgees who are entitled to exercise the right thereof, by giving public notice thereof in advance.

Acquisition of the Company’s Own Shares	Acquisition of the Company’s Own Shares
Article 10. Pursuant to the provision of paragraph 1, item (2) of Article 211-3 of the Commercial Code, the Company may purchase the Company’s own	Article 12. Pursuant to the provision of paragraph 2, Article 165 of the Corporation Law, the Company may acquire the Company’s own shares by

Current Articles of Incorporation		Proposed Amendment

shares by a resolution of the Board of Directors.		means of market transaction, etc. by resolution of the Board of Directors.

Chapter III.		Chapter III.
General Meeting of Shareholders		General Meeting of Shareholders

Convocation		Convocation
Article 11. The ordinary general meeting of shareholders shall be convened in March each year and the extraordinary general meeting of shareholders shall be convened whenever needs arise.		Article 13. The ordinary general meeting of shareholders shall be convened in March each year and the extraordinary general meeting of shareholders shall be convened whenever necessary.

2.	Unless otherwise provided by laws or ordinances, a general meeting of shareholders shall be convened by the Chairman-and-Director or the President-and-Director in accordance with the resolution of the Board of Directors.	2.	Unless otherwise provided by laws or ordinances, a general meeting of shareholders shall be convened by the Chairman-and-Director or the President-and-Director in accordance with a resolution of the Board of Directors.

3.	If the Chairman-and-Director and the President-and-Director are unable to act, such meeting shall be convened by another Representative Director in accordance with the order prescribed in advance by the Board of Directors.	3.	If the Chairman-and-Director and the President-and-Director are unable to act, such meeting shall be convened by another Director in accordance with the order prescribed in advance by the Board of Directors.

Record Date for Ordinary General Meeting of Shareholders
(New)
Article 14. The Company shall regard the shareholders entitled to vote and written or recorded in the final register of shareholders as of the last day of each business year as the shareholders who are entitled to exercise their rights as shareholders at the ordinary general meeting of shareholders for such business year.

Chairmanship		Chairmanship
Article 12. The chairmanship of a general meeting of shareholders shall be assumed by the Chairman-and-Director or the President-and-Director.		Article 15. The chairmanship of a general meeting of shareholders shall be assumed by the Chairman-and-Director or the President-and-Director.

Current Articles of Incorporation		Proposed Amendment

2.	If the Chairman-and-Director and the President-and-Director are unable to act, such chairmanship shall be assumed by another Director in accordance with the order prescribed in advance by the Board of Directors.	2.	If the Chairman-and-Director and the President-and-Director are unable to act, such chairmanship shall be assumed by another Director in accordance with the order prescribed in advance by the Board of Directors.

Method of Adopting Resolutions		Method of Adopting Resolutions

Article 13. Unless otherwise provided by laws or ordinances or by these Articles of Incorporation, resolutions at a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present at the meeting.

Article 16. Unless otherwise provided by laws or ordinances or by these Articles of Incorporation, resolutions at a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders entitled to exercise voting rights who are present at the meeting.

2.	As to the resolutions under Article 343 of the Commercial Code, they shall be adopted by the vote of two-third or more of the voting rights at a general meeting of shareholders where the shareholders holding one-third or more of the voting rights of all shareholders are present.	2.	As to the resolutions under paragraph 2, Article 309 of the Corporation Law, they shall be adopted by a vote of two-thirds or more of the voting rights at a general meeting of shareholders where the shareholders holding one-third or more of the voting rights of shareholders entitled to exercise voting rights at the general meeting of shareholders are present.

Exercise of Voting Rights by Proxy		Exercise of Voting Rights by Proxy
Article 14. Shareholders may exercise their votes by proxy. Provided, however, that such proxy shall be a shareholder of the Company entitled to vote.		Article 17. Shareholders may exercise their votes by proxy. Provided, however, that such proxy shall be a single shareholder of the Company entitled to vote.

Chapter IV.		Chapter IV.
Director and Board of Directors		Director and Board of Directors

Number		Number
Article 15. The Company shall have thirty (30) Directors or less.		Article 18. The Company shall have thirty (30) Directors or less.

Method of Election		Method of Election
Article 16. The Directors shall be elected at a general meeting of shareholders where the shareholders holding one-third or		Article 19. The Directors shall be elected by resolution of a general meeting of shareholders where the shareholders

Current Articles of Incorporation		Proposed Amendment

	more of the voting rights of all shareholders are present.		holding one-third or more of the voting rights of shareholders entitled to exercise voting rights are present.

2.	The election of Directors shall not be made by cumulative voting.	2.	The election of Directors shall not be made by cumulative voting.

Term of Office		Term of Office
Article 17. The term of office of Directors shall expire at the end of the ordinary general meeting of shareholders for the final settlement date within one (1) year after their assumption of office.		Article 20. The term of office of Directors shall expire at the end of the ordinary general meeting of shareholders for the business year ending within one (1) year after their election.

2.	The term of office of the Director elected by reason of increase in number or in order to fill the vacancy shall expire with the expiration of the remaining term of office of the other Directors presently in office.	(Deleted)

Representative Directors		Representative Directors
Article 18. Directors to represent the Company shall be elected by resolution of the Board of Directors.		Article 21. Directors to represent the Company shall be selected by resolution of the Board of Directors.

Directors with Specific Titles		Directors with Specific Titles
Article 19. By resolution of the Board of Directors, the Company shall have a Chairman-and-Director, a President-and-Director and other Directors with specific titles.		Article 22. By resolution of the Board of Directors, the Company shall select a Chairman-and-Director, a President-and-Director and other Directors with specific titles.

Convening and Presiding of the Board of Directors		Convening and Presiding of the Board of Directors
Article 20. Unless otherwise provided by laws or ordinances, a meeting of the Board of Directors shall be convened and presided over by the Chairman-and-Director or the President-and-Director.		Article 23. Unless otherwise provided by laws or ordinances, a meeting of the Board of Directors shall be convened and presided over by the Chairman- and-Director or the President-and-Director.

2.	If the Chairman-and-Director and the President-and-Director are unable to act, such meeting shall be convened	2.	If the Chairman-and-Director and the President-and-Director are unable to act, such meeting shall be convened

Current Articles of Incorporation		Proposed Amendment

	and presided over by another Director in accordance with the order prescribed in advance by the Board of Directors.		and presided over by another Director in accordance with the order prescribed in advance by the Board of Directors.

3.	Notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director and each Statutory Auditor at least three (3) days before the date of such meeting; provided, however that such period may be shortened in case of urgency.	3.	Notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director and each Corporate Auditor at least three (3) days before the date of such meeting; provided, however that such period may be shortened in case of urgency.

Board of Directors		Board of Directors

Article 21. The Board of Directors shall be composed of the Directors and, in addition to the matters provided by laws or ordinances or by these Articles of Incorporation, shall make decision on the execution of important business of the Company.

Article 24. The Board of Directors shall be organized by all the Directors and, in addition to the matters provided by laws or ordinances or by these Articles of Incorporation, shall make decisions on the execution of important business of the Company.

2.	The Corporate Auditors of the Company are required to attend the Board meetings and express their opinions when they deem it necessary.	2.	The Corporate Auditors of the Company are required to attend the Board meetings and express their opinions when they deem it necessary.

Omission of Resolution of Board of Directors
(New)		Article 25. The Company shall deem that a resolution of the Board of Directors is adopted when it meets the requirements provided in Article 370 of the Corporation Law.

Regulations of the Board of Directors		Regulations of the Board of Directors

Article 22. The procedure for convening a meeting of the Board of Directors, method of adopting resolutions, etc. shall be governed, in addition to the matters provided by laws or ordinances or by these Articles of Incorporation, by the Regulations of the Board of Directors to be established by the Board of Directors.

Article 26. The procedure for convening a meeting of the Board of Directors, method of adopting resolutions, etc. shall be governed, in addition to the matters provided by laws or ordinances or by these Articles of Incorporation, by the Regulations of the Board of Directors to be established by the Board of Directors.

Current Articles of Incorporation		Proposed Amendment

Remuneration		Remuneration, etc.
Article 23. The remuneration of Directors shall be determined by resolution of a general meeting of shareholders.
Article 27. The remuneration, bonuses and other financial benefits given by the Company in consideration of the performance of the duties (hereinafter “Remuneration, etc.”) of the Directors shall be determined by resolution of a general meeting of shareholders.

Chapter V.		Chapter V.
Corporate Auditor and Board of		Corporate Auditor and Board of
Corporate Auditors		Corporate Auditors

Number		Number
Article 24. The Company shall have five (5) Corporate Auditors or less.		Article 28. The Company shall have five (5) Corporate Auditors or less.

Method of Election		Method of Election
Article 25. The Corporate Auditors shall be elected at a general meeting of shareholders where the shareholders holding one-third or more of the voting rights of all shareholders are present.
Article 29. The Corporate Auditors shall be elected by resolution of a general meeting of shareholders where shareholders holding one-third or more of the voting rights of shareholders entitled to exercise voting rights are present.

Term of Office		Term of Office

Article 26. The term of office of Corporate Auditors shall expire at the end of the ordinary general meeting of shareholders for the final settlement date within four (4) years after their assumption of office.

Article 30. The term of office of Corporate Auditors shall expire at the end of the ordinary general meeting of shareholders for the last business year ending within four (4) years after their election.

2.	The term of office of the Corporate Auditor elected to fill the vacancy shall expire with the expiration of the remaining term of office of the retired Corporate Auditor.	2.	The term of office of a Corporate Auditor elected to fill a vacancy shall expire with the expiration of the remaining term of office of the retired Corporate Auditor.

Full-Time Corporate Auditors		Full-Time Corporate Auditors
Article 27. The Corporate Auditors shall elect a full-time Corporate Auditor or Auditors by mutual votes.		Article 31. The Board of Corporate Auditors shall select from among the Corporate Auditors a full-time Corporate Auditor or Auditors.

Current Articles of Incorporation	Proposed Amendment

Convening of the Board of Corporate Auditors	Convening of the Board of Corporate Auditors

Article 28. Notice of convocation of a meeting of the Board of Corporate Auditors shall be despatched to each Corporate Auditor at least three (3) days before the date of such meeting; provided, however that such period may be shortened in case of urgency.

Article 32. Notice of convocation of a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor at least three (3) days before the date of such meeting; provided, however that such period may be shortened in case of urgency.

Board of Corporate Auditors	Board of Corporate Auditors

Article 29. The Board of Corporate Auditors shall be composed of all the Corporate Auditors and, in addition to the matters provided by laws, shall make decision on the matters relating to the execution of the duties of the Corporate Auditors except to the extent that such decisions might impair any of the power of the Corporate Auditors.

Article 33. The Board of Corporate Auditors shall be organized by all the Corporate Auditors and, in addition to the matters provided by laws, shall make decisions on matters relating to the execution of the duties of the Corporate Auditors except to the extent that such decisions might impair any of the power of the Corporate Auditors.

Regulations of the Board of Corporate Auditors	Regulations of the Board of Corporate Auditors

Article 30. The procedure for convening a meeting of the Board of Corporate Auditors, method of adopting resolutions, etc. shall be governed, in addition to the matters provided by laws or ordinances or by these Articles of Incorporation, by the Regulations of the Board of Corporate Auditors to be established by the Board of Corporate Auditors.

Article 34. The procedure for convening a meeting of the Board of Corporate Auditors, method of adopting resolutions, etc. shall be governed, in addition to the matters provided by laws or ordinances or by these Articles of Incorporation, by the Regulations of the Board of Corporate Auditors to be established by the Board of Corporate Auditors.

Remuneration	Remuneration, etc.
Article 31. The remuneration of Corporate Auditors shall be determined by resolution of a general meeting of shareholders.	Article 35. The Remuneration, etc. of Corporate Auditors shall be determined by resolution of a general meeting of shareholders.

Chapter VI. Accounting	Chapter VI. Accounting

Business year	Business Year
Article 32. The business year of the Company shall be from January 1 to	Article 36. The business year of the Company shall be from January 1 to

Current Articles of Incorporation	Proposed Amendment

December 31 each year, and the settlement of accounts of the Company shall be made at the end of the business year.	December 31 each year.

Dividends of profits	Dividends from Surplus
Article 33. Dividends of profits shall be paid to the shareholders or registered pledgees written or recorded in the register of shareholders as of the last day of each business year.	Article 37. The Company shall pay year-end dividends to the shareholders or registered pledgees written or recorded in the final register of shareholders as of the last day of each business year.

(New)	2.	By resolution of the Board of Directors, the Company may distribute interim dividends to the shareholders or registered pledgees written or recorded in the final register of shareholders as of June 30 each year.

Interim dividends

Article 34. By resolution of the Board of Directors, the Company may distribute interim dividends to the shareholders or registered pledges written or recorded in the register of shareholders as of June 30 each year.
(Deleted)

Item No.3: Election of Twenty-Seven Directors
The term of offices of all of the twenty-six Directors will expire at the end of this Meeting. We would like you to elect twenty-seven Directors.

The candidates for the Directors are as follows:

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and representatives of other organizations		Number of the Company’s shares held

1	Fujio Mitarai (Sep. 23, 1935)	As of		92,300 shares
		Apr. 1961:	Entered the Company
		Mar. 1981:	Director
		Mar. 1985:	Managing Director
		Mar. 1989:	Senior Managing & Representative Director
		Mar. 1993:	Executive Vice President & Representative Director
		Sep. 1995:	President & CEO
		Mar. 2006:	Chairman, President & CEO
		May 2006:	Chairman & CEO (present)
(Representatives of other organizations)
– Chairman of Nippon Keidanren
(Japan Business Federation)

2	Tsuneji Uchida (Oct. 30, 1941)	As of		9,600 shares
		Apr. 1965:	Entered the Company
		Mar. 1997:	Director
		Mar. 2001:	Managing Director
		Mar. 2003:	Senior Managing Director
		Mar. 2006:	Executive Vice President & Representative Director
		May 2006:	President & COO (present)

3	Toshizo Tanaka (Oct. 8, 1940)	As of		17,752 shares
		Apr. 1964:	Entered the Company
		Mar. 1995:	Director
		Apr. 1995:	Group Executive of Finance & Accounting Headquarters (present)
		Mar. 1997:	Managing Director
		Mar. 2001:	Senior Managing Director (present)
		Jan. 2007:	Group Executive of Policy & Economy Research Headquarters (present)

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and representatives of other organizations		Number of the Company’s shares held

4	Nobuyoshi Tanaka (Dec. 23, 1945)	As of		19,432 shares
		Apr. 1970:	Entered the Company
		Mar. 1993:	Director
		Apr. 1999:	Group Executive of Corporate Intellectual Property and Legal Headquarters (present)
		Mar. 2001:	Managing Director
		Mar. 2006:	Senior Managing Director (present)

5	Junji Ichikawa (Feb. 9, 1943)	As of		17,096 shares
		Jan. 1970:	Entered the Company
		Mar. 1997:	Director
		Mar. 2001:	Managing Director
		Apr. 2004:	Chief Executive of Optical Products Operations (present)
		Mar. 2006:	Senior Managing Director (present)

6	Hajime Tsuruoka (Jul. 9, 1943)	As of		12,700 shares
		Nov. 1973:	Entered the Company
		Mar. 1997:	Director
		Mar. 1999:	President of Canon Europa N.V. (present)
		Mar. 2001:	Managing Director
		Mar. 2006:	Senior Managing Director (present)
(Representatives of other organizations)
– President of Canon Europa N.V.

7	Akiyoshi Moroe (Sep. 28, 1944)	As of		16,932 shares
		Apr. 1968:	Entered the Company
		Mar. 1999:	Director
		Apr. 1999:	Group Executive of General Affairs Headquarters (present)
		Mar. 2003:	Managing Director (present)
		May 2006:	Group Executive of External Relations Headquarters (present)

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and representatives of other organizations		Number of the Company’s shares held

8	Kunio Watanabe (Oct. 3, 1944)	As of		13,352 shares
		Apr. 1969:	Entered the Company
		Apr. 1995:	Group Executive of Corporate Planning Development Headquarters (present)
		Mar. 1999:	Director
		Mar. 2003:	Managing Director (present)
		Jan. 2007:	Deputy Group Executive of Policy & Economy Research Headquarters

9	Yoroku Adachi (Jan. 11, 1948)	As of		10,742 shares
		Apr. 1970:	Entered the Company
		Mar. 2001:	Director
		Mar. 2005:	Managing Director (present)
		Apr. 2005:	President & CEO of Canon U.S.A., Inc. (present)
(Representatives of other organizations)
– President & CEO of Canon U.S.A., Inc.

10	Yasuo Mitsuhashi (Nov. 23, 1949)	As of		8,677 shares
		Apr. 1974:	Entered the Company
		Mar. 2001:	Director
		Apr. 2003:	Chief Executive of Peripheral Products Operations (present)
		Mar. 2005:	Managing Director (present)

11	Katsuichi Shimizu (Nov. 13, 1946)	As of		9,937 shares
		Apr. 1970:	Entered the Company
		Apr. 2001:	Deputy Chief Executive of Office Imaging Products Operations
		Mar. 2003:	Director (present)
		Apr. 2003:	Chief Executive of Inkjet Products Operations (present)

12	Ryoichi Bamba (Nov. 25, 1946)	As of		5,400 shares
		Apr. 1972:	Entered the Company
		Apr. 1998:	Senior Vice President of Canon U.S.A., Inc.
		Feb. 2003:	Executive Vice President of Canon U.S.A., Inc. (present)
		Mar. 2003:	Director (present)

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and representatives of other organizations		Number of the Company’s shares held

13	Tomonori Iwashita (Jan. 28, 1949)	As of		6,250 shares
		Apr. 1972:	Entered the Company
		Mar. 2003:	Director (present)
		Apr. 2003:	Deputy Chief Executive of Image Communication Products Operations
		Apr. 2006:	Chief Executive of Image Communication Products Operations (present)

14	Toshio Homma (Mar. 10, 1949)	As of		10,492 shares
		Apr. 1972:	Entered the Company
		Mar. 2003:	Director (present)
		Jul. 2003:	Group Executive of L Printer Business Promotion Headquarters
		Jan. 2007:	Chief Executive of L Printer Products Operations (present)

15	Masahiro Osawa (May 26, 1947)	As of		5,342 shares
		Apr. 1971:	Entered the Company
		Jul. 2003:	Deputy Group Executive of Finance & Accounting Headquarters
		Mar. 2004:	Director (present)
		Apr. 2004:	Group Executive of Global Procurement Headquarters (present)

16	Keijiro Yamazaki (Oct. 14, 1948)	As of		5,850 shares
		Apr. 1971:	Entered the Company
		Mar. 2004:	Director (present)
		Apr. 2004:	Group Executive of Information & Communication Systems Headquarters
		Mar. 2006:	Group Executive of Human Resources Management & Organization Headquarters (present)

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and representatives of other organizations		Number of the Company’s shares held

17	Shunichi Uzawa (Jan. 26, 1949)	As of		6,392 shares
		Aug. 1978:	Entered the Company
		Mar. 2004:	Director (present)
		Oct. 2004:	President of SED Inc.
		Jan. 2006:	Group Executive of Core Technology Development Headquarters (present)

18	Masaki Nakaoka (Jan. 3, 1950)	As of		3,400 shares
		Apr. 1975:	Entered the Company
		Apr. 2001:	Deputy Chief Executive of Office Imaging Products Operations
		Mar. 2004:	Director (present)
		Apr. 2005:	Chief Executive of Office Imaging Products Operations (present)

19	Toshiyuki Komatsu (Jan. 19, 1950)	As of		2,900 shares
		Apr. 1972:	Entered the Company
		Mar. 2004:	Director (present)
		Apr. 2004:	Group Executive of Leading-Edge Technology Development Headquarters (present)
		Jul. 2005:	Group Executive of Core Technology Development Headquarters

20	Shigeyuki Matsumoto (Nov. 15, 1950)	As of		4,152 shares
		Apr. 1977:	Entered the Company
		Apr. 2001:	Deputy Group Executive of Device Technology Development Headquarters
		Jan. 2002:	Group Executive of Device Technology Development Headquarters (present)
		Mar. 2004:	Director (present)

21	Haruhisa Honda (Oct. 14, 1948)	As of		5,789 shares
		Apr. 1974:	Entered the Company
		Apr. 2003:	Deputy Chief Executive of Chemical Products Operations
		Mar. 2004:	Director (present)
		Apr. 2004:	Chief Executive of Chemical Products Operations (present)

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and representatives of other organizations		Number of the Company’s shares held

22	Tetsuro Tahara (Jan. 31, 1949)	As of		1,652 shares
		Apr. 1971:	Entered the Company
		Apr. 2003:	President of Canon (Suzhou) Inc.
		Mar. 2006:	Director (present)
		Apr. 2006:	Group Executive of Global Manufacturing & Logistics Headquarters (present)

23	Seijiro Sekine (Oct. 20, 1948)	As of		4,990 shares
		Apr. 1972:	Entered the Company
		Oct. 2004:	Group Executive of Logistics Headquarters
		Mar. 2006:	Director (present)
		Apr. 2006:	Group Executive of Information & Communication Systems Headquarters and Deputy Group Executive of Global Manufacturing & Logistics Headquarters
		Jan. 2007:	Group Executive of Information & Communication Systems Headquarters (present)

24	Shunji Onda (Mar. 13, 1950)	As of		4,402 shares
		Apr. 1972:	Entered Canon Sales Co., Inc. (present Canon Marketing Japan Inc.)
		Apr. 2004:	Senior General Manager of Optical Products Business Administration Center
		Mar. 2006:	Director of the Company (present)
		Apr. 2006:	Deputy Group Executive of Finance & Accounting Headquarters (present)

25	Kazunori Fukuma (Feb. 24, 1950)	As of		1,000 shares
		Apr. 1972:	Entered Toshiba Corporation
		Jun. 2005:	Executive Officer & Corporate Vice President of Toshiba Corporation
		Jan. 2006:	President of SED Inc. (present)
		Jan. 2007:	Adviser of the Company (present)
(Representatives of other organizations)
– President of SED Inc.

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and representatives of other organizations		Number of the Company’s shares held

26	Hideki Ozawa (Apr. 28, 1950)	As of		719 shares
		Apr. 1973:	Entered Canon Sales Co., Inc. (present Canon Marketing Japan Inc.)
		Apr. 2004:	President of Canon Singapore Pte. Ltd.
		Apr. 2005:	President of Canon (China) Co., Ltd. (present)
		Apr. 2005:	Advisory Director of the Company (present)
(Representatives of other organizations)
– President of Canon (China) Co., Ltd.

27	Masaya Maeda (Oct. 17, 1952)	As of		1,000 shares
		Apr. 1975:	Entered the Company
		Jan. 2002:	Senior General Manager of Digital Consumer Products Development Center
		Jul. 2003:	Deputy Group Executive of Digital Imaging Business Group
		Jan. 2006:	Group Executive of Digital Imaging Business Group (present)
		Apr. 2006:	Advisory Director (present)

Note: None of the candidates for the Directors have any special interest in the Company.

Item No. 4: Election of One Corporate Auditor
The term of office of the Corporate Auditor Mr. Tadashi Ohe will expire at the end of this Meeting. We would like you to elect one Corporate Auditor.

The candidate for the Corporate Auditor is as follows.

Prior to our proposal of this item, we have already obtained the consent from the Board of Corporate Auditors.

Name (Date of birth)	Brief personal record, position, principal duties and representatives of other organizations		Number of the Company’s shares held

Tadashi Ohe (May 20, 1944)	As of		24,300 shares
	Apr. 1969:	Qualified for attorney (present)
	Apr. 1989:	Instructor for the Judicial Research and Training Institute (court representation in civil suits)
	Mar 1994:	Corporate Auditor (present)

Notes:	1.	The candidate for the Corporate Auditor has no special interest in the Company.
	2.	The candidate is a Candidate for Outside Corporate Auditor.
	3.	We have comprehensively judged that the candidate is the appropriate person as an Outside Corporate Auditor of the Company, with his insight and longstanding experience as an attorney, and decided to propose him as an Outside Corporate Auditor.
	4.	Although the candidate has never been directly involved in any company management, with his extensive experience in corporate legal affairs as an attorney, we have concluded that he is capable of conducting his duty as an Outside Corporate Auditor appropriately.
	5.	The candidate’s term of office as a Corporate Auditor of the Company is 13 years.

Item No.5: Grant of Retirement Allowance to Directors to be Retired
It is proposed that retirement allowance be granted to each of Mr. Hironori Yamamoto and Mr. Shigeru Imaiida, the Directors to be retired at the end of this Meeting, in appreciation of their services during their terms in offices, within the due amount based upon certain standards stipulated by the Company, and that the determination of the actual amount and the time and method of granting, etc. be entrusted to the Board of Directors for the Directors to be retired.

Brief personal records of each of the Directors to be retired are as follows:

Name	Brief personal records

Hironori Yamamoto	Mar. 1999:	Director
	Mar. 2004:	Managing Director (present)

Shigeru Imaiida	Mar. 2003:	Director (present)

Item No.6: Grant of Bonus to Directors
It is proposed that bonus be granted to the twenty-six Directors as of the end of this term, in appreciation of their services during this Business Term, which totals 295,400,000 yen considering such as the business results for this Business Term and the members to be granted.

The map of the place of
the General Meeting of Shareholders

Place:	Head Office of the Company 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo

Station:	Shimomaruko Station of the Tokyu Tamagawa Line (About 10 minutes walk)

(This page is left blank intentionally.)

To Our Shareholders	29

(Materials delivered pursuant to Article 437 and Article 444 of the Corporation Law)

Business Report	30

Consolidated Balance Sheets	64

Consolidated Statements of Income	65

Consolidated Statements of Stockholders’ Equity	66

Notes to Consolidated Financial Statements	67

Accounting Audit Report of Accounting	70
Auditor on Consolidated Financial Statements

Audit Report of Board of Corporate Auditors on	72
Consolidated Financial Statements

Non-Consolidated Balance Sheets	74

Non-Consolidated Statements of Income	76

Non-Consolidated Statements of changes in	78
Stockholders’ Equity

Notes to Non-Consolidated Financial Statements	80

Accounting Audit Report of Accounting Auditor	84

Audit Report of Board of Corporate Auditors	86

(For Reference) Information on Shares	88
*	The products mentioned in this report may have different names in other regions.

To Our Shareholders

     We are pleased to present our report for the 106th business term (from January 1, 2006 to December 31, 2006).
     During this business term, solid economic growth was enjoyed on a global scale, despite a variety of concerns including rapidly rising prices in crude oil, steel, and other resources and intensifying tensions in the Middle East.
     Under Phase III (2006 to 2010) of our “Excellent Global Corporation Plan,” which the Canon Group embarked on from this business term, we turned all of our resources toward improving our performance. As a result, we succeeded in recording consolidated net sales in excess of 4 trillion yen for the first time ever, and, following the previous term, posted record high net sales and net income on both a consolidated and non-consolidated basis, despite the rise in raw material prices and even more intense price competition. This good start fitted for the first year of our new five-year plan.
     In light of the Canon Group’s performance, we intend to propose a year-end dividend of 50.00 yen per share at the Ordinary General Meeting of Shareholders for the 106th Business Term to respond to your loyal support. Because of the three-for-two stock split implemented in July 2006, together with the interim dividend (50.00 yen per share), full-year dividend would total 125.00 yen per share on a pre-split basis, or substantially 25.00 yen more than the full-year dividend for the previous term.
     Every employee of the Canon Group is committed to trying to enhance the product development capability and product quality by combining their collective strengths, and we will continuously push forward reforms of our operations by establishing even more productive systems and more efficient infrastructure.
     We look forward to your continued support and encouragement in the future.

     March, 2007

FUJIO MITARAI
Chairman & CEO
TSUNEJI UCHIDA
President & COO

(Materials delivered pursuant to Article 437 and Article 444 of the Corporation Law)
BUSINESS REPORT
(From January 1, 2006 to December 31, 2006)
1. Current Conditions of the Canon Group
(1) Business Progress and Results
■ General Business Conditions
     Reviewing domestic and overseas economies during the term, the U.S. economy suffered declining housing investments through the second half, but, with robust personal consumption and corporate capital investments, continued to expand solidly. European economies recovered gradually with expansion in domestic demand, although exports remained lackluster through the second half. Among Asian economies, China maintained its high growth and the ASEAN countries also continued to show their steady economic growth on the support of increasing exports. The Japanese economy benefited from factors such as solid capital investments and gradually improving employment conditions with a background of strong business performance, and sustained mild, though long-lasting, economic growth. In foreign exchange markets, the yen significantly weakened against the U.S. dollar and the euro over on a yearly basis, compared to the previous term.
     Regarding markets in which the Canon Group operates, digital cameras enjoyed continued increases in demand for single lens reflex (SLR) and compact digital cameras. Demand also continued to grow steadily for color-capable networked multifunctional machines, printers, and other computer peripherals. Demand for semiconductor production equipment recovered on strong capital investments by memory device manufacturers, but declined for mirror projection mask aligners for LCDs as LCD panel manufacturers held capital investments down.
     Under these business conditions, the Canon Group applied the management base it built up through the implementation of Phase I (1996 to 2000) and Phase II (2001 to 2005) of its “Excellent Global Corporation Plan” and undertook various measures from this term in embarking on Phase III (2006 to 2010) of its “Excellent Global Corporation Plan,” aimed at extending our sound growth.
     In particular, in development and production areas, we brought the resources of the entire group to advance production and assembly automation,

which are the keys to greater productivity. By concentrating on the installation of automation equipment in plants producing toner cartridges, ink cartridges, and other supplies, we succeeded in reducing staffing and costs. On other fronts, we strengthened the efficiency of our parts procurement system as procurement innovation activities got into full swing, and production subsidiaries contributed to improving business performance by strengthening their own business development initiatives.
     We also actively pursued capital investments to establish infrastructure. During the term, we opened a new development building for centralizing camera development functions at our Shimomaruko Head Office, and also expanded a development building at the Yako Office, making it into a major development center for inkjet and large format printers. In addtion, as for the Canon Group companies, we completed a plant for making SLR interchangeable lenses at Oita Canon Inc. to meet the abundant demand for digital SLR cameras, and started operation of Que Vo Plant at Canon Vietnam Co., Ltd. to produce affordable laser beam printers. Through these and other initiatives, we upgraded and enhanced facilities at various locations to address future business leap.
     In the area of sales, measures to strengthen our sales force through the structural reforms and M&A strategies that the Group marketing companies have been undertaking bore fruit in the form of larger market shares in intensely competitive markets throughout the world.
     As a result of these activities described above, the Canon Group succeeded in increasing sales and profits following the previous term. During the term we attained, on a consolidated basis, net sales of 4,156.8 billion yen (up 10.7% from the previous term), income before income taxes and minority interests of 719.1 billion yen (up 17.5%), and net income of 455.3 billion yen (up 18.5%). Also, on a non-consolidated basis, we recorded net sales of 2,729.7 billion yen (up 10.0%), ordinary profit of 524.0 billion yen (up 18.9%), and net income of 337.5 billion yen (up 16.7%). Record highs were achieved for both sales and profits.

Net Sales (Consolidated)

100 MILLIONS OF YEN
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
29,401
31,981
34,679
37,542
41,568
102nd
103rd
104th
105th
106th

Net Sales (Non-Consolidated)

100 MILLIONS OF YEN
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
17,890
20,237
22,784
24,815
27,297
102nd
103rd
104th
105th
106th

Income before Income Taxes and Minority Interests (Consolidated)

100 MILLIONS OF YEN
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,300
4,482
5,521
6,120
7,191
102nd
103rd
104th
105th
106th

Ordinary Profit (Non-Consolidated)

100 MILLIONS OF YEN
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2,409
3,206
3,963
4,407
5,240
102nd
103rd
104th
105th
106th

Net Income (Consolidated)

100 MILLIONS OF YEN
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,907
2,757
3,433
3,841
4,553
102nd
103rd
104th
105th
106th

Net Income (Non-Consolidated)

100 MILLIONS OF YEN
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,441
2,287
2,493
2,893
3,375
102nd
103rd
104th
105th
106th

■ Business Conditions by Operations
Sales by Operations
Consolidated

	Sales	Change from Previous Term
Operations	(100 millions of yen)	(%)

Business Machines	26,911	7.5
Office Imaging Products	11,859	2.8
Computer Peripherals	13,984	12.3
Business Information Products	1,068	2.4

Cameras	10,419	18.5

Optical and Other Products	4,238	13.7

Total	41,568	10.7

Non-Consolidated

	Sales	Change from Previous Term
Operations	(100 millions of yen)	(%)

Business Machines	17,648	10.7
Office Imaging Products	5,220	2.5
Computer Peripherals	12,428	14.5

Cameras	7,601	14.6

Optical and Other Products	2,048	(8.4)

Total	27,297	10.0

Note:	Regarding the segment of “Business information products” within the “Business machines” category in the consolidated information above, there were no sales on a non-consolidated basis.

● Business Machines Operations
Office Imaging Products
     Regarding the color machines in our “imageRUNNER series” of office-use digital networked multifunctional devices, we began sales of new products such as the high-speed “iR C5180 series” equipped with high-speed “TBF (Twin Belt Fuser) System” and other new technologies. We also introduced the affordable “iR C3380/C2880 series,” which delivers both compact size and low power consumption by employing our newly developed “Smart 4 Laser Engine” and color-on-demand fusing system, and worked to expand sales of these products together with the “iR C3220/C2620 series.” As for black-and-white machines, we began selling, in the U.S., European, and other markets, the new and affordable “iR1022/1018 series,” which is equipped with on-demand fusing technology, and maintained favorable sales of the high-speed multifunctional “iR6570/5570 series” and medium-speed machines such as the “iR4570 series.”
     We also worked to expand our solutions business, which employs the Multifunctional Embedded Application Platform (“MEAP”) offering a wide range of functions, and worked to promote sales of the “imageRUNNER series.”
     Additionally, moving toward full-scale entry into the digital commercial printing market, which is expected to grow, we introduced a new brand “imagePRESS” and launched a new digital color printing equipment that delivers high image quality, durability, and productivity. As the first product of this new series, we introduced the “imagePRESS C1” in the Japanese and U.S. markets. This machine incorporates toner with particles averaging only 5.5 µm in diameter, “iPR (imagePRESS) Controller” realizing the super-high-speed image processing, and other new technologies suited for a digital commercial printing machine, and we gained favorable response.
     In the machines for individuals and small-business owners of which market is expanding in Japan and overseas, we began sales of the black-and-white multifunctional “Satera MF6570” for A4-size printing and “Satera MF7240” for A3-size printing, and the color multifunctional “Satera MF8180” for A4-size printing. Efforts to expand sales of these products were met with favorable sales results.
     As a result of these activities, sales for this segment grew by 2.8% on a consolidated basis, and 2.5% on a non-consolidated basis, both in comparison to the previous term.

Computer Peripherals
     In the market for inkjet printers, the shift from single-function to multifunctional inkjet machines further accelerated and, amid an intensifying competition, we focused on high-quality printing through our proprietary “FINE” high-precision print head technology, and “ChromaLife100” technology, which delivers both high image quality and preservation through the combination of our high coloration dye inks and genuine photo paper. We also worked to achieve an extra measure of differentiation from competing products by employing designs matching a broad range of indoor spaces and our “Easy Scroll Wheel” which makes it easy to select from a vast array of functions. In the area of multifunctional machines, we introduced a series of new products offering higher image quality and speed. Among these, the “PIXUS MP600” met with success in Japan. In single-function machines, we introduced a variety of products such as the “PIXUS iP4300,” the compact “PIXUS mini260,” and the “PIXUS Pro9000” using eight inks and capable of printing A3 wide-size paper for professional and high-end amateurs. Inkjet printer unit sales increased as a result.
     In laser beam printers, we enjoyed steadily growing unit sales of black-and-white multifunctional products as well as low-end black-and-white and color products, both for OEM-brand products, which led to solid sales revenue. Regarding Canon-brand products, we introduced the “Satera LBP5400/5300” color machines capable of A4-size printing, which respond to office needs amid growing demand for color machines, and these products, together with the high-speed “Satera LBP5900/5600” capable of A3-size printing, achieved favorable sales results. As for black-and-white machines, we worked to expand sales of the high-speed “Satera LBP3950/3900” capable of A3-size printing introduced in the first half and the “Satera LBP3300” for business application capable of A4-size printing with duplex printing as standard function. We also worked to advance our solutions business by making printing environment proposals responding to customer business types and needs with the “MEAP-Lite” function expansion system.
     In image scanners, we introduced products, including the new “CanoScan LiDE 600F” and maintained our high market share, but sales declined as the market shrank.
     As a result of these activities, sales for this segment grew by 12.3% on a consolidated basis and 14.5% on a non-consolidated basis, both in comparison to the previous term.

Business Information Products
     The market for business-use document scanners has further expanded as demand for document scanners has accelerated due to the evolving IT environment at office and the need to comply with various laws related to the management of information. Under these conditions, in the “DR Scanner series” handled by Canon Electronics Inc., we introduced the “DR-2050C II” as a new product for the segment of affordable machines of which demand is significantly expanding, and worked to expand sales of this product and the “DR-1210C” introduced in the first half. As a result, sales steadily increased.
     Regarding the calculators handled by Canon Electronic Business Machines (H.K.) Co., Ltd., we introduced and actively tried to expand sales of products in Japan such as the “TS-1200TG,” an environmentally friendly calculator incorporating recycled materials. On another front, printing calculators continued to enjoy a favorable reception in the U.S. market and increased market share. Regarding the electronic dictionaries for the Japanese market also handled by that company, sales increased through the introduction of the “wordtank G90,” for advanced study of Chinese, and the compact, highly portable “wordtank IDP600J.”
     As for servers and personal computers handled by Canon Marketing Japan Inc., product sales fell as that company moved ahead with its shift to the solutions business.
     As a result of these activities, sales for this segment grew by 2.4% on a consolidated basis in comparison to the previous term. For this segment, there were no sales on a non-consolidated basis.

● Camera Operations
     In digital cameras, we introduced the “EOS 30D,” a high-end amateur model, in the first half, and the compact, lightweight “EOS Kiss Digital X” in the second half with demand for SLR products continuing to expand, and reinforced our SLR product lineup with a basic concept of speed, comfort, and high image quality. Our flagship models of “EOS-1DS Mark II” and “EOS-1D Mark II N,” and “EOS 5D” a full-size high-end amateur model maintained their strong sales, and sales revenue increased steadily as a result. With higher SLR sales, products such as our EF lens series and dedicated flashes also marked sound sales increases.
     In the area of compact digital cameras, we introduced six new products in our stylish “IXY DIGITAL series,” including the “IXY DIGITAL 900IS,” equipped with wide-angle 28mm, 3.8x zoom lens and a face recognition function, the 10 megapixel “IXY DIGITAL 1000.” We also introduced ten new products in our “PowerShot series” for a broad range of shooting styles with a variety of product lineup, including the “PowerShot G7” and “PowerShot A710 IS.” Sales of compact digital cameras rose as a result.
     We strengthened our product lineup of compact photo printers by introducing the “ES1” in our dye sublimation “SELPHY series,” which employs “Easy Photo Packs” combining paper and inks.
     In digital video cameras, we introduced new products such as the “HV10” HDV model equipped with our first HD CMOS sensor, and 2 megapixel DVD model of “DC 22,” compatible for dual layer recording, thereby enhancing our product lineup in the HDV, DVD, and MiniDV recording formats. We also introduced the “XHG1/A1,” a new commercial hi-vision product.
     In LCD projectors, we enhanced our product lineup by introducing products such as the “PowerProjector SX6/SX60/X600” equipped with LCOS, which employs the Aspectual Illumination System (“AISYS”) our proprietary optical engine.
     As a result of these activities, sales for this segment grew by 18.5% on a consolidated basis and 14.6% on a non-consolidated basis, both in comparison to the previous term.

● Optical and Other Products Operations
     In semiconductor production equipment, unit shipments increased with the spread of products applying semiconductors and by aggressive capital investments by manufacturers in Japan and other parts of Asia. Under these conditions, we enhanced our product lineup of “FPA-6000 series” by introducing the “FPA-6000ES5a,” a new KrF (krypton fluoride) stepper. Sales increased due to strong sales of the affordable “FPA-6000ES6a” KrF stepper and “FPA-5500iZa” i-line stepper.
     Regarding mirror projection mask aligners for LCDs, demand for LCD panels for LCD TVs and other products continued to increase, but the market contracted as panel manufacturers restrained their investments during the term due to a rebound of their active capital investments in the previous year. Amid these conditions, we aggressively tried to market products such as “MPA-8800” eighth-generation mirror projection mask aligners for LCDs and “MPA-8000” sixth-generation mirror projection mask aligners for LCDs, but unit sales and sales revenue both declined.
     In the area of broadcast-use television lenses, we enhanced our product lineup by introducing new products such as the “KH16e×5.7” and “KJ20×8.5B” standard zoom lenses for affordable HD cameras, which led to solid sales increase.
     In medical equipment, we introduced the new “CXDI-50C” and “CXDI-40EC” in our “CXDI series” of X-ray digital cameras equipped with our own Flat Panel X-Ray Image Sensor. Sales efforts focusing on these products and the “CXDI-50G” resulted in solid sales increase. In ophthalmic equipment, the “CR-DGi” digital non-mydriatic retinal camera, which is used in medical examinations for the prevention of lifestyle-related diseases turned in strong sales results.
     As a result of these activities, sales for this segment grew by 13.7% on a consolidated basis partially due to additional sales revenue of the newly consolidated company, but fell by 8.4% on a non-consolidated basis, both in comparison to the previous term.

(2) Facilities Investment
     The investment in facilities during this term totaled 379.7 billion yen (250.0 billion yen by the Company), which are mainly as follows:
Main facilities completed during this term

.	Head Office of the Company: New R&D Building (Headquarters Operations)
Location: Ohta-ku, Tokyo
Date of Completion : September, 2006
.	Hiratsuka Development Center of the Company: New R&D Base (Headquarters Operations)
Location: Hiratsuka-shi, Kanagawa Pref.
Date of Completion : December, 2006
.	Yako Office of the Company: New R&D Building (Business Machines Operations)
Location: Kawasaki-shi, Kanagawa Pref.
Date of Completion : March, 2006
.	The Company: Land for new Production Engineering Base (Headquarters Operations)
Location: Kawasaki-shi, Kanagawa Pref.
Date of Completion : December, 2006
Main facilities under construction for establishment/expansion as of the end of this term

.	Oita Canon Materials Inc.: New Production Base (Business Machines Operations)
Location: Oita-shi, Oita Pref.
*To be leased to Oita Canon Materials Inc. by the Company
.	The Company: New Production Engineering Building (Headquarters Operations)
Location: Kawasaki-shi, Kanagawa Pref.
.	Canon ANELVA Corporation: New Headquarters Building/New Research and Production Building (Headquarters Operations)
Location: Kawasaki-shi, Kanagawa Pref.
*To be leased to Canon ANELVA Corporation by the Company

(3) Management Perspectives
     The global economy is generally expected to maintain a prolonged economic growth this year, despite predictions of slightly lower growth rate in major areas of Japan, the U.S., and Europe. Business competition in general, however, is expected to further intensify and the business conditions surrounding the Canon Group will likely remain difficult.
     Under these circumstances, the Canon Group has positioned 2007, the second year of Phase III (2006 to 2010) of its “Excellent Global Corporation Plan,” as a year for fundamental strengthening to achieve 2010 objectives, and will accelerate our growth.
     For this year, the 70th anniversary of our founding, key objectives toward that end include, first of all, introducing even more competitive new products to boost our competitiveness against other companies with the aim of achieving the overwhelming No.1 position worldwide in all of our current core businesses. Secondly, we aim to achieve steady cost reductions and further reduce our cost ratio through continuous measures to improve productivity, such as promoting production automation by introducing high-speed automation equipment; bringing the in-house production of more key parts, taking procurement innovation activities to an even higher level; and building an IT system that centralizes business information for everything from planning and development to production, sales, procurement, and logistics.
     Renewing our awareness that companies’ mission is to maintain product quality, we will build or enhance our systems for quality management, safety management and crisis management, including measures to heighten awareness, to help ensure that our quality fits for an excellent global corporation.
     We will also reform our research and development activities from the new perspective to secure robust patents, which are a critical lifeline for a manufacturer and the very source of competitiveness for a high-value-added manufacturing business. Lastly, toward the objective of becoming a truly excellent global corporation, we will bring to bear the resource of the entire Canon Group to ensure that our compliance activities are thoroughly implemented, that our internal controls are strictly enforced, and that our management excels in transparency.

(4) Status of Assets and Earnings

Consolidated
	102nd Business Term	103rd Business Term
	(Jan. 1, 2002-Dec. 31, 2002)	(Jan. 1, 2003-Dec. 31, 2003)

Net Sales (100 millions of yen)	29,401	31,981

Income before Income Taxes and Minority Interests (100 millions of yen)	3,300	4,482

Net Income (100 millions of yen)	1,907	2,757

Basic Net Income Per Share (yen)	145.04	209.21

Total Assets (100 millions of yen)	29,427	31,821

(Total Stockholders’ Equity) (100 millions of yen)	15,919	18,655

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	Basic net income per share is calculated based on the weighted average number of outstanding shares during the term.

Non-Consolidated
	102nd Business Term	103rd Business Term
	(Jan. 1, 2002-Dec. 31, 2002)	(Jan. 1, 2003-Dec. 31, 2003)

Net Sales (100 millions of yen)	17,890	20,237

Ordinary Profit (100 millions of yen)	2,409	3,206

Net Income (100 millions of yen)	1,441	2,287

Net Income Per Share (yen)	164.46	260.03

Total Assets (100 millions of yen)	18,481	20,593

Net Assets (100 millions of yen)	12,353	14,442

Notes:	1.	Net income per share is calculated based on the weighted average number of outstanding shares during the term.
2.	The net income per share for the 106th business term has decreased compared to the 105th business term, due to the effect of the three-for-two stock split which was implemented on July 1, 2006.
		The net income per share for 106th business term has been calculated on the basis that the stock split was made at the beginning of the term.
	3.	Net income and net income per share for the 103rd business term increased significantly from the 102nd business term due to gain on exemption from the substitutional portion of the employees’ pension fund.

104th Business Term	105th Business Term	106th Business Term
(Jan. 1, 2004-Dec. 31, 2004)	(Jan. 1, 2005-Dec. 31, 2005)	(Jan. 1, 2006-Dec. 31, 2006)

34,679	37,542	41,568

5,521	6,120	7,191

3,433	3,841	4,553

258.53	288.63	341.95

35,870	40,436	45,219

22,099	26,047	29,866

3.	Canon has made a three-for-two stock split on July 1, 2006, and the basic net income per share has been calculated based on the number of outstanding shares following the implementation of the stock split.
The basic net income per share of the 106th business term has been calculated on the basis that the stock split was made at the beginning of the term.

104th Business Term	105th Business Term	106th Business Term
(Jan. 1, 2004-Dec. 31, 2004)	(Jan. 1, 2005-Dec. 31, 2005)	(Jan. 1, 2006-Dec. 31, 2006)

22,784	24,815	27,297

3,963	4,407	5,240

2,493	2,893	3,375

281.30	325.83	253.48

23,848	26,528	29,381

16,514	18,754	21,093

4.	Effective from 106th business term, the Company adopted Accounting Standards Board Statement No. 5 “Accounting Standard for Presentation of Net Assets in the Balance Sheet” issued by the Accounting Standards Board of Japan on December 9, 2005 and Accounting Standards Board Guidance No. 8 “Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet” issued by the Accounting Standards Board of Japan on December 9, 2005.

(5) Main Activities
     Canon Group is engaged in the manufacture and sales of the following products.

Operations		Main Products

Business Machines	Office Imaging Products	Digital Multifunctional Devices,
Copying Machines,
Laser Facsimiles

	Computer Peripherals	Laser Beam Printers,
Inkjet Printers,
Inkjet Multifunctional Devices,
Inkjet Facsimiles,
Image Scanners

	Business Information Products	Computers,
Document Scanners,
Microfilm Equipment,
Handy Terminals,
Calculators,
Electronic Dictionaries

Cameras		Digital Cameras,
Film Cameras,
Digital Video Cameras,
Interchangeable Lenses,
LCD Projectors

Optical and Other Products		Semiconductor Production Equipment,
Mirror Projection Mask Aligners for LCDs,
Broadcast-use Television Lenses,
Medical Image Recording Equipment,
Vacuum Equipment for Electronic Components

(6) Canon Group Global Network
■ Major Domestic Bases

Name [Location]

Canon Inc.
     Headquarters          [Tokyo]
     Ayase Office          [Kanagawa Pref.]
     Hiratsuka Development Center          [Kanagawa Pref.]
     Ami Plant          [Ibaraki Pref.]
     Optics R&D Center          [Tochigi Pref.]
     Toride Plant          [Ibaraki Pref.]
     Kosugi Office          [Kanagawa Pref.]
     Fuji-Susono Research Park          [Shizuoka Pref.]
     Yako Office          [Kanagawa Pref.]
     Tamagawa Plant          [Kanagawa Pref.]
     Utsunomiya Plant          [Tochigi Pref.]
     Utsunomiya Optical Products Plant          [Tochigi Pref.]
Manufacturing
     Oita Canon Inc.          [Oita Pref.]
     Canon Chemicals Inc.          [Ibaraki Pref.]
     Nagahama Canon Inc.          [Shiga Pref.]
     Fukushima Canon Inc.          [Fukushima Pref.]
Marketing
     Canon Marketing Japan Inc.          [Tokyo]
     Canon Software Inc.          [Tokyo]
R&D, Manufacturing and Marketing
     Canon Electronics Inc.          [Saitama Pref.]
     Canon Finetech Inc.          [Ibaraki Pref.]
     Canon Machinery Inc.          [Shiga Pref.]
     Nisca Corporation          [Yamanashi Pref.]
     Canon ANELVA Corporation          [Tokyo]

Note: “Canon Marketing Japan Inc.” changed its corporate name from “Canon Sales Co., Inc.” as of April 1, 2006.

■ Major Overseas Bases

Name [Location]

R&D
     Canon Development Americas, Inc.          [U.S.A.]
     Canon Technology Europe Ltd.          [U.K.]
     Canon Research Centre France S.A.S.          [France]
     Canon Information Systems Research Australia Pty. Ltd.          [Australia]
Manufacturing
     Canon Virginia, Inc.          [U.S.A.]
     Canon Giessen GmbH          [Germany]
     Canon Bretagne S.A.S.          [France]
     Canon Dalian Business Machines, Inc.          [China]
     Canon Zhuhai, Inc.          [China]
     Canon Zhongshan Business Machines Co., Ltd.          [China]
     Canon (Suzhou) Inc.          [China]
     Canon Inc. Taiwan          [Taiwan]
     Canon Hi-Tech (Thailand) Ltd.          [Thailand]
     Canon Vietnam Co., Ltd.          [Vietnam]
     Canon Opto (Malaysia) Sdn. Bhd.          [Malaysia]
Marketing
     Canon U.S.A., Inc.          [U.S.A.]
     Canon Canada, Inc.          [Canada]
     Canon Latin America, Inc.          [U.S.A.]
     Canon Europa N.V.          [Netherlands]
     Canon (UK) Ltd.          [U.K.]
     Canon France S.A.S.          [France]
     Canon Deutschland GmbH          [Germany]
     Canon North-East Oy          [Finland]
     Canon (China) Co., Ltd.          [China]
     Canon Hongkong Co., Ltd.          [Hong Kong]
     Canon Singapore Pte. Ltd.          [Singapore]
     Canon Australia Pty. Ltd.          [Australia]
     Canon do Brasil Indústria e Comércio Limitada          [Brazil]
     Canon Chile, S.A.          [Chile]
     Canon South Africa Pty. Ltd.          [South Africa]
R&D, Manufacturing and Marketing
     Canon Electronic Business Machines (H.K.) Co., Ltd.          [Hong Kong]

(7) Employees
Consolidated

Number of employees	118,499 persons
(Increase of 2,916 persons from the previous term)

Americas	10,269 persons
Europe	11,286 persons
Japan	50,753 persons
Others	46,191 persons

Note:	The number of employees represents the total number of employees excluding those who do not work full-time.
Non-Consolidated

Number of employees	20,377 persons
(Increase of 670 persons from the previous term)
Average age	39.3 years
Average years of service	16.0 years

Notes:	1.	The number of employees represents the total number of employees excluding those who do not work full-time.
	2.	The number of employees does not include those who have been dispatched to affiliated companies, etc. (2,150 persons).

(8) Principal Subsidiaries
■ Subsidiaries

	Capital Stock	Ratio of Voting
Company Name	(millions of yen)	Rights of the	Main Activities
		Company (%)

Canon Marketing Japan Inc.	73,303	50.7	Domestic sale of business
			machines, cameras, etc.

Canon Electronics Inc.	4,969	54.2	Manufacture and sale of
			information related
			equipments and precision
			machinery units for cameras

Canon Finetech Inc.	3,451	58.5	Manufacture and sale of
			printers, peripheral devices
			for business machines and
			chemicals, etc.

Canon Software Inc.	1,348	57.6	Development and sale of
			computer software

Canon Machinery Inc.	2,620	66.0	Manufacture and sale of
			semiconductor production
			equipment and automation/
			laborsaving equipment

Nisca Corporation	2,102	51.1	Manufacture and sale of
			office automation equipment
			and optical measurement
			equipment, etc.

Canon U.S.A., Inc.	204,355	100.0	Sale of business machines,
	thousands of U.S.$		cameras, etc. in the Americas

Canon Europa N.V.	290,600	100.0	Sale of business machines,
	thousands of Euro		cameras, etc. in Europe

Notes:	1.	The ratio of the Company’s voting rights in Canon Marketing Japan Inc. and Canon Finetech Inc. are calculated together with the number of voting rights held by subsidiaries.
	2.	The ratio of the Company’s voting rights in Canon Software Inc. and in Nisca Corporation are based on the number of voting rights held by subsidiaries.
■ Consolidated Status
1.	The number of consolidated subsidiaries of this term was 219, and the number of companies accounted for on equity basis was 14.
2.	Canon Electronics Inc. acquired shares of e-System Corporation (listed on the Hercules Section of the Osaka Securities Exchange) through a third-party distribution in order to strengthen its group’s information-related business and develop it into a core business, and made that company its subsidiary as of December 27, 2006.

(9) Others
     The Company has decided to purchase from Toshiba Corporation all of Toshiba Corporation’s outstanding shares of SED Inc., a consolidated subsidiary of the Company. On completion of the purchase, SED Inc. will become a wholly owned subsidiary of the Company, effective as of January 29, 2007.
     In accordance with this decision, which was based on the assumption of prolonged litigation pending against the Company in the United States with respect to SED technology, the Company will carry out the SED panel business independently in order to facilitate the earliest possible launch of a commercial SED television business.
     The Company, with the necessary cooperation from Toshiba Corporation, will make every effort for the smooth launch of its television business based on the high image quality achieved by SED technology.
2. Shares of the Company
Number of Shares Issuable     3,000,000,000 shares
Outstanding Shares, Capital Stock and Number of Shareholders

	As of the end of	Change during	As of the end of
	the Previous Term	This Term	This Term

Outstanding Shares (share)	888,742,779	444,703,051	1,333,445,830

Capital Stock (yen)	174,437,728,297	165,569,812	174,603,298,109

Number of Shareholders (person)	77,008	43,762	120,770

Notes:	1.	Based on the resolution of the Board of Directors on May 11, 2006, the Company has made a three-for-two stock split on July 1, 2006. As a result, outstanding shares increased by 444,441,863 shares. The Company has also amended its Articles of Incorporation and, as a result, number of shares issuable increased by 1,000,000,000 shares from 2,000,000,000 to 3,000,000,000 shares.

2.	The increase of the outstanding shares during this term reflects the above stock split and the conversion of convertible debentures. The increase of the capital stock reflects the conversion of convertible debentures.

Major Shareholders (Top ten shareholders)

		Investment by
		the Shareholders
		in the Company
Name of Shareholders	Number of	Share-
	Shares Held	holding
	(thousands of	Ratio (%)
	shares)

The Dai-Ichi Mutual Life Insurance Co.	93,312	7.0
Japan Trustee Services Bank, Ltd. (Trust Account)	82,773	6.2
The Master Trust Bank of Japan, Ltd.	74,645	5.6
(Trust Account)
Moxley & Co.	68,908	5.2
State Street Bank and Trust Company 505103	34,955	2.6
State Street Bank and Trust Company	34,198	2.6
Mizuho Corporate Bank, Ltd.	28,419	2.1
Nomura Securities Co., Ltd.	27,175	2.0
Sompo Japan Insurance Inc.	22,910	1.7
BNP Paribas Securities (Japan) Limited	21,105	1.6

Note:	With respect to Mizuho Corporate Bank, Ltd., in addition to the above, there are 7,704 (thousands) shares of the Company’s stock, in the form of trust property relating to retirement allowance trust.
Shareholding Ratio by Category

3. Stock Acquisition Rights of the Company
Convertible Debentures

Issues	Total Amount	Balance of Convertible	Ratio of Conversion
		Debentures

The third series of Unsecured Convertible	40,000 million yen	318 million yen	99.2%
Debentures Due 2008

4. Directors and Corporate Auditors
(1) Directors and Corporate Auditors

Position	Name	Business in Charge or Representatives of other Organizations

Chairman & CEO	Fujio Mitarai	Chairman of Nippon Keidanren
President & COO	Tsuneji Uchida
Senior Managing Director	Toshizo Tanaka	Group Executive of Finance & Accounting Headquarters
Senior Managing Director	Nobuyoshi Tanaka	Group Executive of Corporate Intellectual Property and Legal Headquarters
Senior Managing Director	Junji Ichikawa	Chief Executive of Optical Products Operations
Senior Managing Director	Hajime Tsuruoka	President of Canon Europa N.V.
Managing Director	Akiyoshi Moroe	Group Executive of General Affairs Headquarters and Group Executive of External Relations Headquarters
Managing Director	Kunio Watanabe	Group Executive of Corporate Planning Development Headquarters
Managing Director	Hironori Yamamoto	Group Executive of Global Environment Promotion Headquarters and Group Executive of Production Engineering Headquarters
Managing Director	Yoroku Adachi	President & CEO of Canon U.S.A., Inc.
Managing Director	Yasuo Mitsuhashi	Chief Executive of Peripheral Products Operations
Director	Katsuichi Shimizu	Chief Executive of Inkjet Products Operations
Director	Ryoichi Bamba	Executive Vice President of Canon U.S.A., Inc.
Director	Tomonori Iwashita	Chief Executive of Image Communication Products Operations
Director	Toshio Homma	Group Executive of L Printer Business Promotion Headquarters
Director	Shigeru Imaiida	Senior Managing Director of Canon ANELVA Corporation
Director	Masahiro Osawa	Group Executive of Global Procurement Headquarters
Director	Keijiro Yamazaki	Group Executive of Human Resources Management & Organization Headquarters
Director	Shunichi Uzawa	Group Executive of Core Technology Development Headquarters
Director	Masaki Nakaoka	Chief Executive of Office Imaging Products Operations
Director	Toshiyuki Komatsu	Group Executive of Leading-Edge Technology Development Headquarters
Director	Shigeyuki Matsumoto	Group Executive of Device Technology Development Headquarters
Director	Haruhisa Honda	Chief Executive of Chemical Products Operations
Director	*Tetsuro Tahara	Group Executive of Global Manufacturing & Logistics Headquarters
Director	*Seijiro Sekine	Group Executive of Information & Communication Systems Headquarters and Deputy Group Executive of Global Manufacturing & Logistics Headquarters
Director	*Shunji Onda	Deputy Group Executive of Finance & Accounting Headquarters

Position	Name	Business in Charge or Representatives of other Organizations

Corporate Auditor	Teruomi Takahashi
Corporate Auditor	Kunihiro Nagata
Corporate Auditor	Tadashi Ohe	Attorney
Corporate Auditor	*Yoshinobu Shimizu	Certified Public Accountant
Corporate Auditor	*Minoru Shishikura

Notes:	1.	Directors and Corporate Auditors with asterisk were newly elected at the Ordinary General Meeting of Shareholders for the 105th Business Term held on March 30, 2006, and all of them assumed their offices.
	2.	Corporate Auditors Mr. Tadashi Ohe, Mr. Yoshinobu Shimizu and Mr. Minoru Shishikura are Outside Corporate Auditors defined by item 16, Article 2 of the Corporation Law.
	3.	Corporate Auditor Mr. Kunihiro Nagata had experienced accounting operation at the Company for many years and has a wealth of expertise in finance and accounting.
	4.	Corporate Auditor Mr. Yoshinobu Shimizu is a Certified Public Accountant and has a wealth of expertise in finance and accounting.
	5.	Corporate Auditor Mr. Minoru Shishikura had experienced financial operation at an insurance company for many years and has a wealth of expertise in finance.
	6.	“Business in Charge or Representatives of other Organizations” of Directors Mr. Toshizo Tanaka, Mr. Kunio Watanabe, Mr. Toshio Homma and Mr. Seijiro Sekine, as of January 1, 2007, are as follows:

Director	Toshizo Tanaka	Group Executive of Finance & Accounting Headquarters and Group Executive of Policy & Economy Research Headquarters
Director	Kunio Watanabe	Group Executive of Corporate Planning Development Headquarters and Deputy Group Executive of Policy & Economy Research Headquarters
Director	Toshio Homma	Chief Executive of L Printer Products Operations
Director	Seijiro Sekine	Group Executive of Information & Communication Systems Headquarters
(2) Remuneration and Other Amounts to Directors and Corporate Auditors

Directors	26 persons	1,074 million yen
Corporate Auditors	5 persons	99 million yen
(including 44 million yen for 3 Outside Corporate Auditors)

Notes:	1.	Directors’ remuneration and other amounts do not include amount paid as salary for employees to those Directors who are also employees.
	2.	Directors’ remuneration and other amounts include provisions for directors’ bonuses for this term in the amount of 295 million yen.
	3.	The above remuneration and other amounts include an increased amount of accrued directors’ retirement benefits for this term (Directors 174 million yen, Corporate Auditors 12 million yen (including 5 million yen for Outside Corporate Auditors)).

(3) Outside Directors and Outside Corporate Auditors
Important Concurrent Post

Name	Concurrent Post	Company Name

Tadashi Ohe	Outside Corporate Auditor	Marui Co., Ltd.

	Outside Corporate Auditor	Kao Corporation

Minoru Shishikura	Outside Corporate Auditor	Canon Marketing Japan Inc.

Principal Activities

Name	Principal Activities

Tadashi Ohe	Attended nearly all meetings of the Board of Directors and the Board of Corporate Auditors, and provided expert input as an attorney when necessary in the meetings of the Board of Directors.

Yoshinobu Shimizu	Attended nearly all meetings of the Board of Directors and the Board of Corporate Auditors, but did not provide input in the meetings of the Board of Directors.

Minoru Shishikura	Attended nearly all meetings of the Board of Directors and the Board of Corporate Auditors, but did not provide input in the meetings of the Board of Directors.

5. Accounting Auditor
(1) Name of Accounting Auditor
Ernst & Young ShinNihon
(2) Remuneration and Other Amounts to Accounting Auditor for This Term

Amount

(i)	Remuneration and other amounts payable by the Company for the services defined in paragraph 1, Article 2 of the Certified Public Accountants Law	573 million yen

(ii)	Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	853 million yen

Notes:	1.	In the audit agreement between the Company and the Accounting Auditor, remuneration amounts are determined on a lump-sum without breakdown into a separate remuneration amount for auditing in accordance with the Corporation Law and in accordance with the Securities and Exchange Law. Accordingly, the amounts shown in (i) above represent total amounts of remuneration and other amounts for both of these auditing services.
	2.	The Company pays remuneration to the Accounting Auditor for research services on effectiveness of the Company’s internal control, in addition to the services defined in paragraph 1, Article 2 of the Certified Public Accountants Law.
	3.	Among the Company’s principal subsidiaries, Canon U.S.A., Inc. is audited by Ernst & Young LLP and Canon Europa N.V. is audited by Ernst & Young Accountants.
(3) Policy Regarding Decision to Either Dismiss or Not Reappoint Accounting Auditor
     The Board of Corporate Auditors, by unanimous agreement, will dismiss the Accounting Auditor when confirmed that the Accounting Auditor falls under any item of paragraph 1, Article 340 of the Corporation Law.
      In addition to the above, should anything occur to negatively impact the qualifications or independence of the Accounting Auditor, making it unlikely that the Accounting Auditor will be able to properly perform an audit, the Directors will propose, with the agreement of the Board of Corporate Auditors, or as requested by the Board of Corporate Auditors, not to reappoint the Accounting Auditor at a general meeting of shareholders.

6. Systems for Ensuring Propriety of Operations
     As systems for ensuring the propriety of the Company’s operations, the Board of Directors has adopted a resolution as follows:
(1)	System for Ensuring the Performance of Duties by Directors and Employees to Comply with Laws and Articles of Incorporation
(i)	Based on the spirit of the “Three Selfs” (self-motivation, self-management, and self-awareness)—a Canon universal principle dating back to the Company’s founding—the Company established the Canon Group Code of Conduct as a standard to which Directors and employees must adhere when performing their work. A Committee that manages and oversees this initiative promotes compliance activities to develop law-abiding, independent and strong individuals with a high sense of ethics.

(ii)	Policies and measures set forth by the Committee above are implemented throughout the Company with the assistance of compliance staff assigned to each division.

(iii)	Each division establishes internal rules and guidelines to help ensure that all Directors and employees thoroughly understand the laws and regulations of Japan and other countries.

(iv)	The Company’s internal auditing, legal, and other divisions work to strengthen compliance through law-abidance guidance and monitoring on its business activities.

(v)	An in-house hotline system is employed to promote internal self-checks to prevent illegal or unethical activities and help prevent improprieties.
(2)	System for Maintaining and Managing Information Relating to the Performance of Duties by Directors
(i)	Information relating to the performance of duties by Directors is maintained and managed in accordance with the Company’s basic rules for document management addressing the creation, sending and receiving, storage, retention, and destruction of documents, and other in-house rules.

(ii)	A system is established that enables Directors, Corporate Auditors, and internal auditing to access this information anytime.

(3)	Rules and Other Systems Regarding Management of Risk of Loss
(i)	Important matters are carefully deliberated at the Executive Committee and in other Management Committees on specific action plans to eliminate or reduce business risks.

(ii)	Business processes are specified and risks are evaluated based on guidelines set forth by a committee that oversees financial risk management to ensure the accuracy and reliability of financial reporting. This must be documented in writing, and the status of control activity is regularly confirmed to make risk management effectively work.

(iii)	A risk management system is created through the formulation and observance of various in-house rules to protect the Company from diversifying risks (quality, environmental, disaster, information-related, export management, etc.) and maintain public faith.

(iv)	Wide-ranging audits of various types and promotion of the in-house hotline system by internal auditing are carried out for the early detection and resolution of risks.
(4)	System for Assuring Directors’ Efficient Execution of Duties
(i)	The Executive Committee and Management Committees are established and important matters are carefully deliberated in advance by Directors and relevant managers to promote prompt and appropriate decision making by Directors.

(ii)	Based on explanation of management policies in long-term management plans, the Company goals are given concrete shape in medium-term plans, and each division is thoroughly informed of the content of these plans. Furthermore, annual and quarterly short-term plans and monthly budgetary control are used to monitor performance progress, through which the Company makes optimum use of management resources.

(5)	System for Ensuring Appropriate Operations of the Corporate Group Comprised of Corporation, its Parent Companies and Subsidiaries
(i)	Based on the “Canon Group Code of Conduct”, the Company promotes Groupwide compliance and infuses an awareness of compliance and corporate ethics to share as a set of common values for the Group.

(ii)	Policies and measures set forth by the Committee managing and overseeing the “Canon Group Code of Conduct” are implemented at each Group company by compliance staff assigned to it.

(iii)	The internal auditing, legal, and other divisions enhance compliance by providing guidance and monitoring with regard to the observance of laws in the business activities of all Group companies.

(iv)	The soundness and efficiency of the Group’s business activities are ensured through the formulation of Groupwide medium-term plans and deliberations in the Management Committee.
(6)	Matters Regarding Employees Who Assist the Duties of Corporate Auditors When Corporate Auditors Request Assignment of Such Employees
(i)	A division is established specifically to assist Corporate Auditors with their duties.

(ii)	Full-time employees of a requisite number are assigned to the division.
(7)	Matters Regarding Independence of the Employees in (6) Above From Directors
(i)	The division is an organization independent of the Board of Directors.

(ii)	Changes in the division's personnel require the prior consent of the Board of Corporate Auditors.

(8)	System for Directors and Employees to Report to Corporate Auditors and System for Other Types of Reporting to Corporate Auditors
(i)	Directors promptly report to Corporate Auditors matters that may have a significant impact on the Company when such matters emerge or are likely to emerge.

(ii)	Directors and employees deliver reports periodically to Corporate Auditors regarding matters Directors and the Corporate Auditors have previously agreed upon in consultations.

(iii)	Corporate Auditors attend the Executive Committee and other important meetings.

(iv)	An in-house hotline system is adopted to allow Corporate Auditors to receive information from employees.
(9)	Other Systems for Securing the Effectiveness of Auditing by Corporate Auditors
(i)	Corporate Auditors periodically receive reports from accounting auditors.

(ii)	The Company establishes the systems for providing cooperation and allowing field audits of internal divisions and affiliates to be performed efficiently by Corporate Auditors.

Consolidated Financial Statements
Consolidated Balance Sheets

ASSETS			Millions of yen

	As of Dec. 31,		As of Dec. 31,
	2006		2005

Current assets:	2,782,349		2,458,569
Cash and cash equivalents	1,155,626		1,004,953
Marketable securities	10,445		172
Trade receivables, net	761,947		689,427
Inventories	539,057		510,195
Prepaid expenses and other current assets	315,274		253,822

Fixed assets:	1,739,566		1,584,984
Noncurrent receivables	14,335		14,122
Investments	110,418		104,486
Property, plant and equipment, net	1,266,425		1,148,821
Other assets	348,388		317,555

Total assets	4,521,915		4,043,553

LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY			Millions of yen

	As of Dec. 31,		As of Dec. 31,
	2006		2005

Current liabilities:	1,163,307		1,078,628
Short-term loans and current portion of long-term debt	15,362		5,059
Trade payables	493,058		505,126
Income taxes	133,745		110,844
Accrued expenses	303,353		248,205
Other current liabilities	217,789		209,394

Fixed liabilities:	155,201		159,907
Long-term debt, excluding current installments	15,789		27,082
Accrued pension and severance cost	83,876		80,430
Other noncurrent liabilities	55,536		52,395

Total liabilities	1,318,508		1,238,535

Minority interests	216,801		200,336
Commitment and contingent liabilities
Stockholders’ equity:
Common stock	174,603		174,438
[Authorized shares] (share)	[3,000,000,000	]	[3,000,000,000 ]
[Issued shares] (share)	[1,333,445,830	]	[1,333,114,169 ]
Additional paid-in capital	403,510		403,246
Legal reserve	43,600		42,331
Retained earnings	2,368,047		2,018,289
Accumulated other comprehensive income (loss)	2,718		(28,212)
Treasury stock	(5,872)		(5,410)
[Treasury shares] (share)	[1,794,390	]	[1,718,523 ]

Total stockholders’ equity	2,986,606		2,604,682

Total liabilities and stockholders’ equity	4,521,915		4,043,553

Consolidated Statements of Income

		Millions of yen

	Year ended	Year ended
	Dec. 31, 2006	Dec. 31, 2005

Net sales	4,156,759	3,754,191

Cost of sales	2,096,279	1,935,148

Gross profit	2,060,480	1,819,043

Selling, general and administrative expenses	1,045,140	949,524

Research and development expenses	308,307	286,476

Operating profit	707,033	583,043

Other income (deductions):

Interest and dividend income	27,153	14,252

Interest expense	(2,190)	(1,741)

Other, net	(12,853)	16,450

Total	12,110	28,961

Income before income taxes and minority interests	719,143	612,004

Income taxes	248,233	212,785

Income before minority interests	470,910	399,219

Minority interests	15,585	15,123

Net income	455,325	384,096

Consolidated Statements of Stockholders’ Equity

					Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity

Balance at December 31, 2005	174,438	403,246	42,331	2,018,289	(28,212)	(5,410)	2,604,682

Conversion of convertible debt and other	165	264					429

Cash dividends				(104,298)			(104,298)

Transfers to legal reserve			1,269	(1,269)			—

Comprehensive income

Net income				455,325			455,325

Accumulated other comprehensive income (loss), net of tax

Foreign currency translation adjustments					48,630		48,630

Net unrealized gains and losses on securities					1,992		1,992

Net gains and losses on derivative instruments					(489)		(489)

Minimum pension liability adjustments					7,339		7,339

Pension liability adjustments					(26,542)		(26,542)

Total comprehensive income (loss)							486,255

Repurchase of treasury stock, net						(462)	(462)

Balance at December 31, 2006	174,603	403,510	43,600	2,368,047	2,718	(5,872)	2,986,606

Notes to Consolidated Financial Statements
<Notes to Basic Significant Matters Regarding Preparation of Consolidated Financial Statements>
Significant Accounting Policies
1. Basis of Presentation
     The Consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) pursuant to the provision of paragraph 1, Article 148 of the Company Accounting Regulations. However, certain disclosures required under US GAAP are omitted pursuant to the same provision.
2. Cash Equivalents
     Canon considers all highly-liquid instruments purchased with an original maturity of three months or less to be cash equivalents.
3. Translation of Foreign Currencies
     Assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the balance sheet date. Exchange differences are charged or credited to income. Assets and liabilities of subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date and income and expense items are translated at the average exchange rates prevailing during the year. The resulting translation adjustments are reported in other comprehensive income (loss).
4. Inventories
     Inventories are stated at the lower of cost or market value. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories.
5. Marketable Securities
     Canon accounts for its debt and equity securities in accordance with Statement of Financial Accounting Standards No.115, “Accounting for Certain Investments in Debt and Equity Securities.” Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported in other comprehensive income (loss) until realized. Realized gain and losses are determined on the average cost method.
6. Property, Plant and Equipment
     Property, plant and equipment are depreciated principally by the declining-balance method.

7. Goodwill and Other Intangible Assets
     Goodwill and intangible assets with an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with Statement of Financial Accounting Standards No.142, “Goodwill and Other Intangible Assets.” Intangible assets with estimated useful lives are amortized over the respective estimated useful lives. Software is amortized on a straight-line basis over the period of three to five years.
8. Impairment of Long-Lived Assets
     In accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.
9. Standard for Allowances
(Allowance for doubtful accounts)
     An allowance for doubtful accounts is provided based on credit loss history and an evaluation of any specific doubtful accounts.
(Accrued pension and severance cost)
     In accordance with Statement of Financial Accounting Standards No.87, “Employer’s Accounting for Pensions” and Statement of Financial Accounting Standards No.158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” pension and severance cost is accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. If the accumulated benefit obligation (i.e., obligations deducting an effect of future compensation levels from projected benefit obligations) exceeds the fair value of plan assets, a minimum pension liability equal to this difference is reflected in the consolidated balance sheets by recognizing an additional minimum pension liability. Unrecognized prior service cost is amortized by the straight-line method over the average remaining service period of employees. Unrecognized actuarial loss is recognized by amortizing a portion in excess of a corridor (i.e., 10% of the greater of the projected benefit obligations or the fair value of plan assets) by the straight-line method over the average remaining service period of employees.
(Accounting Change)
     On December 31, 2006, Canon adopted SFAS 158. As a result, Canon recognized the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in the December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The adjustment to accumulated other comprehensive income (loss) at adoption represents the unrecognized actuarial loss, unrecognized prior service cost, unrecognized net transition obligation, all of which were previously netted against the plans’ funded status in the consolidated balance sheet pursuant to the provision of SFAS 87. As a result of this amendment, accrued pension and severance cost has increased by 26,845 million yen, while accumulated other comprehensive income (loss), net of tax has decreased by 15,628 million yen. This amendment has no impact on the earnings.
10. Net Income Per Share
     Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during each year. Diluted net income per share includes the effect from potential issuance of common stock based on the assumption that all convertible debentures were converted into common stock.
<Notes to Consolidated Balance Sheet>

1.	Allowance for doubtful receivables:	13,849 million yen
2.	Accumulated depreciation:	1,382,944 million yen
3.	Guarantee obligations for bank loans taken out by employees as well as subsidiaries and affiliates:	30,051 million yen
4.	Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, net unrealized gains and losses on securities, net gains and losses on derivative financial instruments and pension liability adjustments.
5.	Canon has made a three-for-two stock split on July 1, 2006, for shareholders recorded in the shareholders’ register as of June 30, 2006. Number of authorized shares, issued shares and treasury shares are based on the number of issued shares following the implementation of the stock split.
<Note to Consolidated Statements of Stockholders’ Equity>
     Pension liability adjustments include actuarial loss, prior service cost and net transition obligation.
<Notes to Per Share Information>

1.	Net income per share
	Basic	341.95 yen
	Diluted	341.84 yen
2.	Canon has made a three-for-two stock split on July 1, 2006, for shareholders recorded in the shareholders’ register as of June 30, 2006. The basic net income per share and diluted net income per share have been calculated based on the number of outstanding shares following the implementation of the stock split.
<Note to Significant Subsequent Events>
     Effective January 1, 2007, Canon and its certain domestic subsidiaries have amended their defined benefit pension plans, and also have partially implemented a defined contribution pension plan for part of their future pension benefit. As a result of this amendment, the projected benefit obligation has decreased by 101,620 million yen. This decreased amount is accounted for as prior service cost, and will be amortized and recognized as a gain in each fiscal period, over the employees’ average remaining service period.

Accounting Audit Report of Accounting Auditor on
Consolidated Financial Statements
Audit Report of Independent Auditor
February 13, 2007
To the Board of Directors of
Canon Inc.
Ernst & Young ShinNihon
Hideo Kojima
Certified Public Accountant
Designated and Operating
Partner
Masashi Sakakura
Certified Public Accountant
Designated and Operating
Partner
Takashi Yoshida
Certified Public Accountant
Designated and Operating
Partner
Yuichiro Munakata
Certified Public Accountant
Designated and Operating
Partner
Hiroki Suzuki
Certified Public Accountant
Designated and Operating
Partner
     We have audited the consolidated financial statements of Canon Inc. namely, the consolidated balance sheet, the consolidated statement of income, the consolidated statements of stockholders’ equity and the notes to consolidated financial statements for the 106th business term from January 1, 2006 to December 31, 2006, in accordance with paragraph 4, Article 444 of the Corporation Law. Responsibility as to the preparation of such consolidated financial statements lies with the management of the Company, and our responsibility is to express our opinion on the consolidated financial statements from an independent position.
     We conducted our audit in accordance with the auditing standards generally accepted in Japan. Those auditing standards require that we obtain reasonable assurance that there are no material false reprsentations in the consolidated financial statements. The audit is conducted on a test basis and includes the examination of representations in the consolidated financial statements as a whole, including the examination of the accounting principles adopted by the management and the method of application thereof and the evaluation of the estimate by the management. We have determined that, as a result of the audit, we have obtained a reasonable basis for giving an opinion.
     We confirm that the consolidated financial statements referred to above fairly represent, in all material respects, the status of assets and earnings of the corporate group comprised of Canon Inc. and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared, in conformity with the accounting principles generally accepted in the United Satates under paragraph 1, Article 148 of the Company Accounting Regulations of Japan (refer to Note 1 of “Basic significant matters regarding preparation of cosolidated financial statements” of the notes to consolidated financial statements).
     Our firm or we in charge have no financial or other interest in the Company required to be stated by the provisions of the Certified Public Accountants Law.

Audit Report of Board of Corporate Auditors on
Consolidated Finacial Statements
Audit Report on Consolidated Finacial Statements
     Regarding the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statements of changes in stockholders’ eqnity, and notes to consolidated financial statements) for the 106th business term from January 1, 2006, to December 31, 2006, we have prepared this Audit Report upon deliberation based on the audit reports prepared by each Corporate Auditor and hereby report as follows:
1. Auditing Methods Employed by the Corporate Auditors and Board of Corporate Auditors and Details of Such Methods
     We established auditing policies, allocation of duties, and other relevant matters, and received reports from each Corporate Auditor regarding their execution of audits and results thereof, as well as reports from the Directors and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.
     Following the auditing policies and allocation of duties established by the Board of Corporate Auditors, each Corporate Auditor received reports from such as the Directors and employees regarding consolidated financial statements and sought explanations as necessary. Furthermore, we monitored and verified whether the Accounting Auditor maintained their independence and implemented appropriate audits, and received reports from the Accounting Auditor regarding the performance of their duties and sought explanations as necessary. In addition, we received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 159 of the Company Accounting Regulations) is organized in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary. Based on the above methods, we examined the consolidated financial statements for this business term.

2. Audit Results
     We confirm that the methods and results of the audit employed by the Accounting Auditor, Ernst & Young ShinNihon, are proper.
     February 14, 2007
Board of Corporate Auditors, Canon Inc.

Corporate Auditor	Teruomi Takahashi
Corporate Auditor	Kunihiro Nagata
Corporate Auditor	Tadashi Ohe
Corporate Auditor	Yoshinobu Shimizu
Corporate Auditor	Minoru Shishikura
Note:	Corporate Auditors, Tadashi Ohe, Yoshinobu Shimizu and Minoru Shishikura are Outside Corporate Auditors, as provided in item 16, Article 2, and paragraph 3, Article 335, of the Corporation Law.

Non-Consolidated Financial Statements
Non-Consolidated Balance Sheets

ASSETS	Millions of yen
	As of Dec. 31,	As of Dec. 31,
	2006	2005

Current Assets	1,622,281	1,460,882
Cash and deposits	324,053	261,680
Notes receivable	295,862	277,707
Accounts receivable	621,656	568,270
Finished goods	93,685	108,311
Work in process	107,666	77,630
Raw materials and supplies	4,642	3,758
Deferred tax assets	34,124	24,372
Short-term loans receivable	19,320	25,584
Other current assets	121,295	113,953
Allowance for doubtful receivables	(22)	(383)

Fixed Assets	1,315,791	1,191,965
Property, Plant And Equipment	818,094	713,960
Buildings	418,087	358,845
Machinery	150,795	145,319
Vehicles	332	323
Tools and equipment	54,985	51,282
Land	133,522	110,448
Construction in progress	60,373	47,743
Intangibles	34,480	27,123
Industrial property rights	1,508	705
Facility utility rights	973	1,015
Software	31,999	25,403
Investments	463,217	450,882
Marketable securities-noncurrent	38,571	34,153
Investment in affiliated companies	347,051	335,424
Long-term loans receivable	4,897	5,907
Long-term pre-paid expenses	13,741	10,361
Deferred tax assets-noncurrent	53,810	60,699
Guarantees	2,141	2,371
Other noncurrent assets	3,102	2,064
Allowance for doubtful receivables-noncurrent	(96)	(97)

TOTAL ASSETS	2,938,072	2,652,847

LIABILITIES AND NET ASSETS (STOCKHOLDERS’ EQUITY)	Millions of yen
	As of Dec. 31,	As of Dec. 31,
	2006	2005

Current Liabilities	770,621	699,131
Notes payable	2,248	2,337
Accounts payable	406,771	361,038
Short-term loans	36,452	33,159
Other payable	115,245	112,812
Accrued expenses	70,238	80,591
Accrued income taxes	103,871	84,172
Deposits	10,161	8,871
Accrued warranty expenses	3,171	—
Accrued bonuses for employees	5,656	4,759
Accrued directors’ bonuses	295	—
Other current liabilities	16,513	11,392
Noncurrent Liabilities	58,168	78,283
Convertible debentures	318	649
Accrued pension and severance cost	52,376	76,386
Accrued directors’ retirement benefits	1,209	1,248
Reserve for environmental provision	4,265	—

TOTAL LIABILITIES	828,789	777,414

Stockholders’ Equity	2,101,545	1,868,656
Common Stock	174,603	174,438
Capital Surplus	306,152	305,966
Additional paid-in capital	306,130	305,965
Other capital surplus	22	1
Retained Earnings	1,626,662	1,393,662
Legal reserve	22,114	22,114
Other retained earnings	1,604,548	1,371,548
Reserve for special depreciation	12,485	13,337
Reserve for deferral of capital gain on property	1,292	5
Special reserves	1,249,928	1,068,828
Retained earnings brought forward	340,843	289,378
Treasury Stock	(5,872)	(5,410)
Difference Of Appreciation And Conversion	7,738	6,777
Net Unrealized Gains (Losses) On Securities	8,899	6,777
Net Deferred Profits (Losses) On Hedges	(1,161)	—

TOTAL NET ASSETS (STOCKHOLDERS’ EQUITY)	2,109,283	1,875,433

TOTAL LIABILITIES AND NET ASSETS (STOCKHOLDERS’ EQUITY)	2,938,072	2,652,847

Non-Consolidated Statements of Income

Millions of yen
	Year ended	Year ended
	Dec. 31, 2006	Dec. 31, 2005

OPERATING PROFIT AND LOSS

Net Sales	2,729,657	2,481,481
Cost of Sales	1,703,615	1,571,561

Gross of Profit	1,026,042	909,920
Selling, general and administrative expenses	514,885	493,403

OPERATING PROFIT	511,157	416,517

OTHER INCOME AND EXPENSE

Other Income	95,255	73,929
Interest income	2,347	1,034
Dividend income	14,521	9,945
Rental income	39,806	30,346
Patent royalties	28,069	20,924
Miscellaneous income	10,512	11,680

Other Expense	82,416	49,735
Interest expense	134	57
Depreciation of rental assets	35,473	27,892
Loss on disposal and write-off of inventories	17,563	6,667
Foreign exchange loss	22,397	8,122
Miscellaneous loss	6,849	6,997

ORDINARY PROFIT	523,996	440,711

NON-ORDINARY INCOME AND LOSS

Non-Ordinary Income	995	9,324
Gain on sales of fixed assets	348	37
Gain on sales of marketable securities-noncurrent	368	9,277
Gain on sales of investments in affiliated companies	279	10

Non-Ordinary Loss	15,511	10,281
Loss on sales and disposal of fixed assets	10,187	7,417
Loss on impairment of fixed assets	5,218	2,864
Loss on sale of marketable securities	34	—
Loss on investment in affiliated companies	72	—

INCOME BEFORE INCOME TAXES	509,480	439,754

Income taxes — Current	175,464	146,981
— Deferred	(3,504)	3,479

NET INCOME	337,520	289,294

<Notes to Non-Consolidated Balance Sheet>
1. Accumulated depreciation of property, plant and equipment	741,115 million yen

Accumulated impairment losses of property, plant and equipment	494 million yen

2. Guarantees
Mortgage bank loans for employees	25,986 million yen

3. Payable and Receivable for affiliated companies
Monetary claim	1,018,787 million yen
Monetary liabilities	368,239 million yen

<Note to Non-Consolidated Statement of Income>
Transactions with affiliated companies
Sales	2,675,582 million yen
Purchase	1,608,080 million yen
Other transactions	73,873 million yen

<Notes to Change in Presentation>
1. Accrued warranty expenses
(Regarding Non-Consolidated Balance Sheet)
Until the previous term, “Accrued warranty expense” was included in “Accrued Expense” in current liabilities, but is presented as an individual item for this term as the amount is considered to be more material. The amount of “Accrued warranty expense” which was included in “Accrued Expense” at the end of the previous term was 3,812 million yen.

2. Reserve for environmental provision
(Regarding Non-Consolidated Balance Sheet)
Until the previous term, “Reserve for environmental provision” was included in “Accrued Expense” in current liabilities, but is presented as an individual item for this term as the amount is considered to be more material. The amount of “Reserve for environmental provision” which was included in “Accrued Expense” at the end of the previous term was 2,252 million yen.

Non-Consolidated Statements of changes in Stockholders’ Equity

	Stockholders’ equity

		Capital surplus		Retained earnings

	Common stock	Additional paid-in capital	Other capital surplus	Legal reserve	Reserve for special depreciation

Balance of December 31, 2005	174,438	305,965	1	22,114	13,337

Changes in the term

Issuance of new shares

Conversion of convertible debentures	165	165

Transfer to reserve for special depreciation					9,065

Reversal of reserve for special depreciation					(9,917)

Transfer to reserve for deferral of capital gain on property

Reversal of reserve for deferral of capital gain on property

Transfer to special reserves

Bonus of directors and corporate auditors

Dividends from surplus

Net income

Purchase of treasury stock

Disposal of treasury stock			21

Net change of items other than stockholders’ equity

Total changes in the term	165	165	21	—	(852)

Balance of December 31, 2006	174,603	306,130	22	22,114	12,485

							Millions of yen

Stockholders’ equity					Difference of appreciation and conversion

Retained earnings							Total net assets

Other retained earnings			Treasury Stock	Total stockholders’ equity	Net unrealized gains (losses) on securities	Net Deferred profits (losses) on hedges

Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward

5	1,068,828	289,378	(5,410)	1,868,656	6,777	—	1,875,433

				—			—

				330			330

		(9,065)		—			—

		9,917		—			—

1,335		(1,335)		—			—

(48)		48		—			—

	181,100	(181,100)		—			—

		(222)		(222)			(222)

		(104,298)		(104,298)			(104,298)

		337,520		337,520			337,520

			(488)	(488)			(488)

			26	47			47

				—	2,122	(1,161)	961

1,287	181,100	51,465	(462)	232,889	2,122	(1,161)	233,850

1,292	1,249,928	340,843	(5,872)	2,101,545	8,899	(1,161)	2,109,283

Notes to Non-Consolidated Financial Statements
<Notes to Significant Accounting Policies>
1.	Valuation of Securities
(1)	Securities of subsidiaries and affiliates--- stated at cost based on the moving average method.

(2)	Other securities:

Securities with quotation---- stated at fair value (unrealized holdings gains and losses are reported in stockholders’ equity, when sold, the cost is based on the moving average method.)
Securities without quotation---- stated at cost based on the moving average method.
2.	Valuation of Inventories
(1)	Finished goods, work in process---- valued at cost based on the periodic average method.

(2)	Raw materials and supplies---- valued at cost based on the moving average method.
3.	Depreciation Method of Fixed Assets
(1)	Property, plant and equipment---- calculated by declining-balance method. For buildings (excluding fixtures) acquired after April 1,1998, depreciation is calculated by straight-line method.

(2)	Intangible fixed assets---- calculated by straight-line method. With regard to software for sale, calculated based on the estimated marketable period in consideration of marketing plan etc. of the relevant products (3 years), and with regard to internal-use software, calculated based on the estimated useful period in the Company (5 years).
4.	Deferred Charges--- The items which can be deferred under the Corporation Law charged to operations as incurred.

5.	Standard for Allowances
(1)	Allowance for doubtful accounts---- provided as a general provision for uncollectible receivables.
---- General accounts
Allowances are provided using a rate determined by past debt experience.
---- Allowance for accounts considered to be uncollectible and accounts in bankruptcy filing are provided for individual estimated uncollectible amount, primarily determined based on the respective customer’s financial conditions.

(2)	Accrued warranty expenses--- provided as general provision for product after-sales service expenses and no change repair cost on an estimated amount based on the historical performance.

(3)	Accrued bonuses for employees--- provided as a general provision for bonus to employees for this term based on an amount expected to pay.

(4)	Accrued directors’ bonuses--- provided as general provision for bonus to directors for this term based on an amount expected to pay.

(5)	Accrued pension and severance cost--- provided as general provision for employee retirement and severance benefits based on projected benefits obligation and expected plan asset. Prior service cost and actuarial variance are amortized by straight-line method with average remaining service periods.

(6)	Accrued directors’ retirement benefits--- provided for directors’ retirement benefits based on the necessary amount at the fiscal year-end in accordance with management policy.

(7)	Reserve for environmental provision--- provided as general provision for the future environmental-related costs, such as construction costs to prevent the proliferation of soil pollution, and also clean up costs of hazardous substances based on the related regulations.
6.	Hedge accounting
(1)	Hedge accounting--- deferral hedge accounting has been applied.

(2)	Hedging instrument and hedged assets/liabilities

Hedging instrument---- derivative transaction (foreign exchange contract)

Hedged assets/liabilities---- accounts receivables denominated in foreign currency for forecasted transaction

(3)	Hedge policy---- derivative financial instruments are comprised principally of foreign exchange contracts to manage currency risk. The Company does not hold derivative financial instrument for trading purpose.

(4)	Assessment of hedge effectiveness---- foreign exchange forward contract due to the same currency of the same underlying at the same period are concluded to cover foreign currency fluctuation risk in the market based on the hedging policy, and thus is effective.
7.	Consumption Taxes---- excluded from the statements of income and are accumulated in other receivables or other payables.
<Notes to Change in Accounting Policies>
1.	Accounting standard for directors’ bonus
Effective from year ended December 31, 2006, the Company adopted

“Accounting Standard for Directors’ Bonus” (Accounting Standards Board of Japan “ASBJ” Statement No.4 issued by the ASBJ on November 29, 2005). As a result, Operating profit, Ordinary profit and Income before income taxes has decreased by 295 million yen respectively.

2.	Accounting standard for presentation of net assets in the balance sheet
Effective from year of ended December 31, 2006, the Company adopted “Accounting Standard for Presentations of Net Assets in the Balance Sheet” (Accounting Standards Board of Japan “ASBJ” Statement No.5 issued by the ASBJ on December 9, 2005) and “Guidance on Accounting Standard for Presentation on Net Assets in Balance Sheet” (Accounting Standard Board of Japan “ASBJ” Guidance No.8 issued by the ASBJ on December 9, 2005). The equivalent amount of the total Stockholders’ equity regulated formerly is 2,110,444 million yen.

<Notes to Non-Consolidated Statements of Changes in Stockholders’ Equity>
(As of December 31, 2006)
1. Number of outstanding shares Common stock	1,333,445,830 shares
2. Number of treasury shares Common stock	1,794,390 shares
3. Dividend from surplus

	Total amount of dividends	Dividend per
Resolution	(millions of yen)	share (yen)	Record date	Effective date

Ordinary general
meeting of shareholders	59,912	67.50	December 31, 2005	March 31, 2006
held on March 30, 2006

Board of Directors’
meeting held on	44,386	50.00	June 30, 2006	August 25, 2006
July 27, 2006

Scheduled	Total amount of dividend	Dividend per
Resolution	(millions of yen)	share (yen)	Record date	Effective date

Ordinary general
meeting of shareholders	66,583	50.00	December 31, 2006	March 30, 2007
to be held on March 29, 2007

<Notes to Deferred Income Tax>
1. Significant components of deferred tax assets
Employees’ pension and retirement benefits	29,841 million yen
Devaluation loss on inventories	6,665 million yen
Outstanding enterprise tax	8,639 million yen
Depreciation of fixed assets in excess of limit	9,025 million yen
Amortization of deferred charges in excess of limit	26,847 million yen
Other	22,033 million yen

Total deferred tax assets	103,050 million yen

2. Significant components of deferred tax liabilities
Reserve for special depreciation	(8,323) million yen
Reserve for deferral of capital gain on property	(861) million yen
Unrealized Gains (Losses) on Securities	(5,932) million yen

Total deferred tax liabilities	(15,116) million yen

Net deferred tax assets	87,934 million yen

<Notes to Finance lease transactions> (As of December 31, 2006)
1. Acquisition costs	1,350 million yen
2. Accumulated depreciation	573 million yen
3. Future minimum lease payments	777 million yen

Note:	Acquisition costs and future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

<Notes to the per share information>
1. Net assets per share	1,583.96 yen
2. Net income per share	253.48 yen

Note:	Based on the resolution of Board of Director’s meeting held on May 11, 2006, the Company has made a three-for-two stock split on July 1, 2006. As a result, net income has been calculated assuming that the stock split was made on the beginning of the term.
<Note to Significant Subsequent Event>
     Effective January 1, 2007, the Company has amended defined benefit pension plans, and also has partially implemented a defined contribution pension plan for part of future pension benefit. As a result of this amendment, the projected benefit obligation has decreased by 69,781 million yen. This decreased amount is accounted for as prior service cost, and will be amortized and recognized as a gain in each fiscal period, over the employees’ average remaining service period.

Note:	Notes to Non-Consolidated Balance Sheet, Note to Non-Consolidated Statement of Income and Notes to Change in Presentation are as described in page 77.

     Accounting Audit Report of Accounting Auditor
Audit Report of Independent Auditor
February 13, 2007
To the Board of Directors of
Canon Inc.
Ernst & Young ShinNihon
Hideo Kojima
Certified Public Accountant
Designated and Operating
Partner
Masashi Sakakura
Certified Public Accountant
Designated and Operating
Partner
Takashi Yoshida
Certified Public Accountant
Designated and Operating
Partner
Yuichiro Munakata
Certified Public Accountant
Designated and Operating
Partner
Hiroki Suzuki
Certified Public Accountant
Designated and Operating
Partner
     We have audited the non-consolidated financial statements of Canon Inc. namely, the balance sheet, the statement of income, the statements of changes in stockholders’ equity, the notes to non-consolidated financial statements and the accompanying detailed statements for the 106th business term from January 1, 2006 to December 31, 2006, in accordance with item 1, paragraph 2, Article 436 of the Corporation Law. Responsibility as to the preparation of such non-consolidated financial statements and the accompanying detailed statements lies with the management of the Company, and our responsibility is to express our opinion on the non-consolidated financial statements and the accompanying detailed statements from an independent position.
     We conducted our audit in accordance with the auditing standards generally accepted in Japan. Those auditing standards require that we obtain reasonable assurance that there are no material false reprsentations in the non-consolidated financial statements and the accompanying detailed statements. The audit is conducted on a test basis and includes the examination of representations in the non-consolidated financial statements and the accompanying detailed statements as a whole, including the examination of the accounting principles adopted by the management and the method of application thereof and the evaluation of the estimate by the management. We have determined that, as a result of the audit, we have obtained a reasonable basis for giving an opinion.
     We confirm that the non-consolidated financial statements and the accompanying detailed statements referred to above fairly represent, in all material respects, the status of assets and earnings for the period, for which the non-consolidated financial statements and the accompanying detailed statements were prepared, in conformity with the accounting standards generally accepted in Japan.
     Our firm or we in charge have no financial or other interest in the Company required to be stated by the provisions of the Certified Public Accountants Law.

     Audit Report of Board of Corporate Auditors
Audit Report
     Regarding the performance of duties by the Directors for the 106th business term from January 1, 2006, to December 31, 2006, we have prepared this Audit Report upon deliberation based on the audit reports prepared by each Corporate Auditor and hereby report as follows:
1.	Auditing Methods Employed by the Corporate Auditors and Board of Corporate Auditors and Details of Such Methods
     We established auditing policies, allocation of duties and other relevant matters, and received reports from each Corporate Auditor regarding their execution of audits and results thereof, as well as reports from the Directors, other relevant personnel, and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.
     Each Corporate Auditor complied with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, followed the auditing policies, allocation of duties, and other relevant matters, communicated with such as the Directors, the internal auditing and other employees, and made efforts to establish the environment for collecting information and auditing, and participated in the meetings of the Board of Directors and other important meetings, received reports from such as the Directors and employees regarding performance of their duties, sought explanations as necessary, examined important authorized documents and associated information, and studied the operations and status of assets at the head office and principal offices. In addition, we monitored and verified the system for ensuring that the performance of duties by the Directors conforms to the related laws and regulations and Articles of Incorporation, as well as the resolution of the Board of Directors regarding the organization of the system stipulated in item 1 and item 3, Article 100, of the Enforcement Regulations of the Corporation Law and the status of the system based on such resolution (Internal Control System), which are necessary for ensuring propriety of company’s operations. With respect to subsidiaries, we communicated and exchanged information with Directors and Corporate Auditors of subsidiaries, and received business reports from subsidiaries as necessary. Based on the above methods, we examined the business report and the accompanying detailed statements for this business term.
     Furthermore, we monitored and verified whether the Accounting Auditor maintained their independence and implemented appropriate audits, and we received reports from the Accounting Auditor regarding the performance of their duties and sought explanations as necessary. In addition, we received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 159 of the Company Accounting Regulations) is organized in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary. Based on the above methods, we examined the non-consolidated financial statements (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statements of changes in stockholders’ equity, and notes to non-consolidated financial statements) and the accompanying detailed statements for this business term.
2.	Audit Results
(1)	Results of Audit of Business Report and Other Relevant Documents
1.
We confirm that the business report and the accompanying detailed statements fairly represent the Company’s conditions in accordance with the related laws and regulations and Articles of Incorporation.

2.	We have found no significant evidence of wrongful act or violation of related laws and regulations, nor the Articles of Incorporation with regard to the performance of duties by the Directors.

3.
We confirm that the content of the resolution of the Board of Directors regarding the Internal Control System is proper. In addition, we have found no matters on which to remark in regard to the performance of duties by the Directors regarding the Internal Control System.

(2)	Results of Audit of non-consolidated financial statements and the accompanying detailed statements
We confirm that the methods and results of the audit employed by the Accounting Auditor, Ernst & Young ShinNihon, are proper.
     February 14, 2007

Board of Corporate Auditors, Canon Inc.

Corporate Auditor	Teruomi Takahashi
Corporate Auditor	Kunihiro Nagata
Corporate Auditor	Tadashi Ohe
Corporate Auditor	Yoshinobu Shimizu
Corporate Auditor	Minoru Shishikura

Note:	Corporate Auditors, Tadashi Ohe, Yoshinobu Shimizu and Minoru Shishikura are Outside Corporate Auditors, as provided in item 16, Article 2, and paragraph 3, Article 335, of the Corporation Law.

(For Reference)

Information on Shares

Business term:
     From January 1 to December 31 of each year
Ordinary general meeting of shareholders:
     March of each year
Record date for above:
     December 31 of each year
Record date for interim dividends:
     June 30 of each year
Manager of the register of shareholders:
     Mizuho Trust & Banking Co., Ltd.
2-1, Yaesu 1-chome, Chuo-ku, Tokyo
Business handling place:
Stock Transfer Agency Department, Head Office
Mizuho Trust & Banking Co., Ltd.
Mailing address and telephone number:
Business Office of Stock Transfer Agency Department
Mizuho Trust & Banking Co., Ltd.
17-7, Saga 1-Chome, Koto-ku, Tokyo 135-8722
Telephone: 0120-288-324 (toll free)
03(5213)5213
Intermediary office:
Branches of Mizuho Trust & Banking Co., Ltd.
Head Office and Branches of Mizuho Investors Securities Co., Ltd.
Number of shares constituting one unit:
     100 shares
Newspaper in which public notices are inserted:
     The Nihon Keizai Shimbun published in Tokyo
Stock exchange listings:
     Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, New York and Frankfurt am Main
Fee for issuing share certificate:
     The amount equivalent to stamp duty for issue of each new share certificate

Canon Inc., Headquarters
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501
Telephone: 03(3758)2111

URL
Canon Inc.	canon.jp
Canon Worldwide Network	www.canon.com

Sample

CARD FOR EXERCISE OF VOTING RIGHTS

Serial Number of Shareholder ____________ Number of Exercisable Voting Rights ____________ voting rights

To Canon Inc.

I exercise my voting rights as indicated in the right (for/against shall be indicated with a ○ mark) to each proposition of the Company's Ordinary General Meeting of Shareholders for the 106th Business Term to be held on March 29, 2007.

In case of a continued or an adjourned session of the Meeting, I will also exercise my voting rights as mentioned above.

March __ , 2007

PROPOSITIONS:

Item No. 1	FOR	AGAINST
Item No. 2	FOR	AGAINST
Item No. 3	FOR except for ( )	AGAINST
Item No. 4	FOR	AGAINST
Item No. 5	FOR	AGAINST
Item No. 6	FOR	AGAINST

If for/against to a Proposition is not indicated, it will be considered as a vote of for.

Canon Inc.

(Please do not cut off if you intend to attend the meeting.)

Total Number of Shares Held ____________ shares

-Number of Shares on the Register of Shareholders: ____________ shares

-Number of Shares on the Beneficial Owners List : ____________ shares

Note:

1. If you intend to attend the Meeting, please present the Card for Exercise of Voting Rights to the receptionist at the place of the Meeting as an attendance card.
2. If you do not expect to attend the Meeting, please indicate your for/against and affix your seal on the Card for Exercise of Voting Rigths, and return the Card to us by March 28, 2007 (preceding day of the Meeting).
3. If you are against any of the candidates in Proposition Item No.3, please fill in the parentheses with the relevant candidate number, while marking a ○ mark on "FOR" (Candidate No. in the Reference Materials for General Meeting of Shareholders).

Canon Inc.

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